Exhibit 99.1

Environmental, Social and Governance Report Li Auto Inc. 2022

About the Report Introduction This is the 2022 Environmental, Social and Governance (ESG) Report released by Li Auto Inc. (a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability). It aims to showcase the ESG strategies, management and practices of the Company and its main subsidiaries as listed in its annual report (“the Company,” “Li Auto,” or “we”). Basis of Preparation This report is compiled in accordance with the Environmental, Social and Governance (ESG) Reporting Guide in Appendix 27 of the Main Board Listing Rules of the Hong Kong Exchanges and Clearing Limited (HKEX), with reference to the GRI 2 Standards developed by the Global Sustainability Standards Board (GSSB). This report is also prepared with reference to MSCI3 , S&P DJSI4 and other mainstream ESG indices, and being aligned with the Sustainable Development Goals (SDGs)5 and recommendations of Task Force on Climate-related Financial Disclosures (TCFD)6 .. Report Approval and Access This report has been reviewed and approved by the Audit Committee and the Board of Directors on April 21, 2023, which is available on the website of HKEX (www.hkexnews.hk) and the website of the Company (https://www.lixiang.com) in simplified Chinese, traditional Chinese and English. Reporting Scope Sources of Information Disclaimer Parts of this report are forward-looking subject to uncertainties, which could cause actual results to differ materially from those presented. The Company undertakes no obligation to update any forward-looking statements provided in this report. 6 TCFD, Task Force on Climate-related Financial Disclosures, develops a framework to help companies disclose climate-related information, thus enabling stakeholders such as investors, lenders, insurance underwriters to understand relevant risks and enhancing investment information transparency. The materials and data disclosed in the report cover Li Auto Inc. and its main subsidiaries1 as listed in its annual report. The information covers the period from January 1, 2022 to December 31, 2022 (“the reporting period,” “this year,” or “2022”), unless otherwise stated. All materials and data referred in this report are sourced from our official documents, statistical reports and financial reports, which have been collected, summarized and reviewed by relevant departments. Unless otherwise stated, the reporting currency herein is Renminbi (RMB). 1 The Data is mainly collected from business entities in Beijing and Changzhou. Entities in Shanghai provide data on revenues, R&D expenditures, and employees for this report. 2 GRI, Global Reporting Initiative. 3 MSCI, Morgan Stanley Capital International. 4 S&P DJSI, S&P Dow Jones Sustainability Indices. 5 SDGs, Sustainable Development Goals, include 17 global development goals adopted by the United Nations to guide global development from 2015 to 2030. 02

Content 58 61 67 73 74 75 01 03 04 About Us 2022 ESG Highlights 2022 Honorary Accolades 04 06 07 09 1 1 1 5 1 7 44 49 53 Climate Strategy Green Production Green Product Green Office Green Logistics Key Environmental Indicators 02 05 2 1 29 34 38 77 78 Content Corporate Governance ESG Management Business Ethics Cybersecurity Compliant Operation and Responsible Governance Innovative Pioneer and Outstanding Product Product Quality and Safety Innovation and Development Supply Chain Management User Service Inclusive Care and Shared Growth Attracting Talent Cultivating Talent Ensuring Safety and Health Low-carbon Operation and Green Ambition Community Contribution for a Better Society ESG Key Performance Indicators HKEX ESG Reporting Guide Content Index GRI Index Appendix Philanthropy User Kindness 80 83 85 Li Auto Inc. 2022 Environmental, Social and Governance Report 03

About Us * Please note: All roof equipment should be securely attached as per fitting guidance and must not be positioned in a way that obscures the LIDAR and front view camera. About Us Li Auto Inc. is a leader in China’s New Energy Vehicle (NEV) market. Our mission is to “Create a Mobile Home, Create Happiness” (“创造移动的家，创造 幸福的家”). We design, develop, manufacture, and sell premium smart electric vehicles. Through innovation in product, technology and business model, we provide families with safe, convenient and comfortable smart electric vehicles. We are dedicated to full-stack self development, and have achieved success with in-house research and development in key technical fields such as range-extended electric vehicle, high-voltage pure electric platform, autonomous driving, and smart cabin. Li ONE, our first six-seat premium electric SUV, was launched in 2019. In 2022, we launched Li L9, a six-seat flagship family SUV and Li L8, a six-seat premium family SUV, and unveiled Li L7, a five-seat flagship family SUV. With the expansion of model lineup, we can better satisfy needs of market segments, making Li Auto a go-to brand of premium smart electric vehicle for family users. As of December 31, 2022, our cumulative deliveries had reached： 257,334 04 Li Auto Inc. 2022 Environmental, Social and Governance Report 04

Li Auto Inc. 2022 Environmental, Social and Governance Report

About Us

Celebrating Our Milestones

April 2015

Beijing CHJ Information Technology Co., Ltd.[1] (currently known as Li Auto Inc.) was founded.



October 2018

Li ONE, our first smart electric vehicle, was officially launched. It adopts innovative range extension solutions, addressing range anxiety from the perspective of product technologies.



June 2020

The 10,000th Li ONE was delivered to our user. Since the first delivery in December 2019, Li Auto had achieved its first 10,000 delivery in 6.5 months.


THE 10,000th ONE

July 2020

Li Auto went public on the Nasdaq Stock Market under the ticker symbol "LI".


Nasdaq

May 2021

The 2021 Li ONE was unveiled, which fully upgrades extended range electric vehicle (EREV) powertrain system, autonomous driving technologies and smart cabin, with an NEDC[2] range of 1,080 kilometers.




理想汽车香港上市仪式
Li Auto HKEX Listing Ceremony
2015.HK

August 2021

On August 12th, 2021, Li Auto completed the dual primary listing on the Main Board of the Stock Exchange of Hong Kong Limited, under the stock code "2015".



November 2021

The deliveries of Li ONE reached 13,485 vehicles, setting a new single-month delivery record, which was also the first time that a Chinese brand model priced over RMB300,000 had delivered over 10,000 vehicles in a single month.



June 2022

Li Auto officially unveiled Li L9, a six-seat flagship SUV for family users.



September 2022

Li ONE ushered in the launch of their next generation flagship models, with Li L8 launched and Li L7 unveiled. In September, our delivery of over 10,000 Li L9s marked the first time a model of a Chinese brand priced over RMB400,000 had achieved this monthly delivery milestone, establishing Li L9 as one of the top choices of full-size SUV for family users in China.



December 2022

Li Auto delivered 21,233 new vehicles in December, once again setting a record for monthly delivery. Among China's emerging NEV manufacturers, Li Auto was the fastest to reach 20,000-unit delivery milestone in a single month.

[1] In April 2017, CHJ Technologies Inc. was incorporated under the laws of the Cayman Islands as our offshore holding company, and it later changed its name to "Li Auto Inc." in July 2020.

[2] NEDC refers to New European Driving Cycle, a standard of mileage.

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2022 ESG Highlights ESG Accreditation Maintained excellent AA MSCI ESG rating for 2 consecutive years Compliant Operation and Responsible Governance Anti-corruption and compliance training sessions for 100% of employees Zero corruption-related investigations and cases Certified to ISO 27001 - Information Security Management System Certified to ISO 27701 - Privacy Security Management System Zero user privacy data breach incidents Low-carbon Operation and Green Ambition Energy consumption of production was 0.107 tce per vehicle, intended target accomplished Water consumption of production was 4.4 tonnes per vehicle, intended target accomplished Community Contribution for a Better Society Donations made to the Sichuan Charity General Federation for earthquake relief Donations made to Bahrain Left Banner in Inner Mongolia for pairing-up poverty alleviation projects Innovative Pioneer and Outstanding Product More than 2,700 quality standards met prior to delivery The annual road test mileage of advanced driver-assistance systems (ADAS) reached millions of kilometers Zero product recalls 27,546 employee enrollments in quality safety training, totaling 28,000 hours RMB6.78 billion invested in innovation and R&D, and 41 laboratories in operation Inclusive Care and Shared Growth Employees come from 15 countries or regions, and 37 ethnic minorities First on-campus recruitment channel attracted more than 2,000 fresh graduates 398,701 enrollments in various types of employee training, totaling over 610,000 training hours, averaging 31 hours of training per employee Zero production-related serious injury or fatality accidents Zero occupational diseases or suspected occupational diseases More than 90% of factory waste gas collection rate 100% of manufacturing bases in production certified to ISO 14001 - Environmental Management System Zero administrative punishment related to environmental or ecological issues Changzhou Manufacturing Base achieved the goal of zero discharge of nitrogen and phosphorus in wastewater Certified to ISO 50001 - Energy Management System Rated as Provincial-level Water-saving Enterprise in Jiangsu Province Changzhou Manufacturing Base won the title of provincial-level green factory The recyclability and recoverability rates of Li L8 were93.2% and 95.5% respectively The recyclability and recoverability rates of Li L9 were 93.0% and 95.9% respectively Through the renewable energy system, the Phase II of Beijing R&D headquarters can reduce 30,272.3 tonnes of CO2 in the 50-year service life 2,061 accumulated authorized patents and 655 trademarks 100% Tier 1 suppliers certified to IATF 16949 100% of user complaints handled and resolved 99.8% user satisfaction rate Li Auto Inc. 2022 Environmental, Social and Governance Report 2022 ESG Highlights 06

Li Auto Inc. 2022 Environmental, Social and Governance Report
2022 Honorary Accolades

2022 Honorary Accolades

Li ONE ranked No .1 in the Tech Experience Index Innovation Index of Chinese mainstream NEV brands
J.D. Power

Li ONE ranked No.1 in the Mainstream Plug-in Hybrid Market Segment of China New Energy New Vehicle - Initial Quality Study
J.D. Power

Li ONE ranked No.1 in the Mainstream Plug-in Hybrid Market Segment of China New Energy New Vehicle - China Automotive Performance, Execution and Layout
J.D. Power

No.1 in Customer Experience Value Index of Chinese NEV brands
J.D. Power

2022 Smart Cabin Model
J.D. Power and Human-Vehicle Relationship Laboratory of Tongji University (HVR Lab)

Li L9 won "Car of the Year"in the 10th Xuanyuan Award
Auto Business Review and EFS Consulting (Austria)

Provincial-level Green Factory
Industry and Information Technology Department of Jiangsu Province

Provincial-level Water-saving Enterprise
Jiangsu Provincial People's Government

ESG Excellent Governance Enterprise
FUTU

Top 20 companies in China's Automobile Industry in 2022
China Machinery Industry Federation and China Association of Automobile Manufacturers

Second Prize of the Beijing Science and Technology Award
The People's Government of Beijing Municipality

Excellence Patent of the 23rd China Patent Award
China National Intellectual Property Administration

Dianjin Award for Popular New Energy Passenger Vehicle Model 2022
World Intelligent Connected Vehicles Conference (WICV)

China's Top 10 Healthy Employer
Chinese Association of Human Resource Development

King's Ark - The Most Talent-Cherished Employer
Boss Zhipin

2022 Excellent Employer
Maimai

China Best Employer Award
Zhilian Zhaopin

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Compliant Operation and Responsible Governance Li Auto believes that responsible corporate governance underpins the creation of sustainable value. To this end, we make unremitting efforts to improve our governance and effectively manage our operational risks. Meanwhile, we maintain close communication with all stakeholders to better understand their demands and expectations, thereby creating long-term values for all parties. Corporate Governance ESG Management Business Ethics Cybersecurity 01 Li Auto Inc. 2022 Environmental, Social and Governance Report Compliant Operation and Responsible Governance 08

Li Auto Inc. 2022 Environmental, Social and Governance Report
Compliant Operation and Responsible Governance

1.1 Corporate Governance

1.1.1 Compliant Operation

Li Auto and its subsidiaries have established a sophisticated and efficient corporate governance framework with a clear division of rights and responsibilities, in accordance with the *Company Law of the People's Republic of China*, the *Nasdaq Stock Market LLC Rules*, and the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited*, as well as other applicable laws.

Our Board of Directors has established three committees, namely, the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee to ensure efficient operation. We clarify the respective responsibilities of the Board of Directors and committees and duly uphold business ethics and standards while ensuring compliant business operation, in a bid to safeguard shareholders' interests and corporate sustainability. The responsibilities of the Board of Directors and committees and information about directors are available on our IR website[1] and the website of the stock exchanges. During the reporting period, the Board of Directors held four meetings with a 100% director attendance rate.

Li Auto's board structure


Board of Directors
Audit Committee
Compensation Committee
Nominating and Corporate Governance Committee

[1] https://ir.lixiang.com/

We believe that board independence and diversity are key pillars to safeguard shareholders' interests and maintain stable corporate development. When nominating and appointing board members, we fully factor into gender, age, knowledge, skill, experience, and background, amongst other attributes. The Nominating and Corporate Governance Committee assesses the independence of independent non-executive directors, develops targets for board independence and diversity, and regularly reviews and oversees the implementation of board diversity.

Li Auto's directors

Name	Gender	Position/Role and Responsibility	Experience/ Expertise
Li Xiang	Male	Chairman of the Board and Chief Executive Officer	Industry expert
Ma Donghui	Male	Executive Director and President	Industry expert
Li Tie	Male	Executive Director, Chief Financial Officer, and Compliance Officer	Industry and financial expert
Wang Xing	Male	Non-Executive Director	Industry expert
Fan Zheng	Male	Non-Executive Director	Industry expert
Xiao Xing	Female	Independent Non-Executive Director	Financial expert
Zhao Hongqiang	Male	Independent Non-Executive Director	Financial expert
Jiang Zhenyu	Male	Independent Non-Executive Director	Financial and legal expert

As of the release of the report, the Board of Directors of Li Auto consists of eight members, including two non-executive directors and three independent non-executive directors who meet independent directorship requirements of the applicable laws and stock exchange rules in the United States and Hong Kong. The Board of Directors has appointed Prof. Xiao Xing as our independent non-executive director, a testament to the importance that we attach to female leadership, as well as board independence and diversity.

Li Auto's outstanding female representative

As an independent non-executive director of Li Auto, Prof. Xiao Xing monitors corporate operation and governance, provides objective and independent opinions on matters that need to be approved by the Board of Directors, and oversees the implementation of financial control and risk management policies.

Prof. Xiao Xing has given priority to ESG and conducted in-depth research on ESG-related issues, including the impacts of carbon border adjustment mechanism, reasons, mechanisms and economic consequences of greenwashing ESG information by companies, and the ISSB Sustainability Reporting Standards. In 2022, Prof. Xiao Xing participated in the preparation of and hosted the 2022 Sustainability Forum jointly sponsored by Tsinghua University School of Economics and Management, London Business School, and Asian Infrastructure Investment Bank (AIIB), which was held on September 15. The event brought together policymakers, academic experts, and market players from multiple Asian countries to discuss the progress of the ISSB's first set of draft sustainability disclosure standards for consultation and their potential impacts on Asian markets.

Prof. Xiao Xing is passionate about public welfare and education, and is always concerned about students' mental health. In 2022, Prof. Xiao shared an inspirational book, *The Old Man and the Sea*, at an event with the theme of "Book Sharing." The aim was to help relieve students' pressure from academic training, daily life, and future career development and to encourage them to face difficulties with bravery and optimism.

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Li Auto Inc. 2022 Environmental, Social and Governance Report

Compliant Operation and Responsible Governance

1.1.2 Risk Management

Li Auto takes risk management and internal control as the core of corporate management. To this end, we have formulated the *Li Auto Inc. Risk Management Policies* and established a risk management framework featuring "three lines of defense." We have developed a sound risk prevention and management architecture to ensure the execution of risk management agendas.

Li Auto's risk response and management structure

The first line of defense	The second line of defense	The third line of defense
Business departments ranging from R&D, procurement, production, and manufacturing to sales and user services	Internal control, legal affairs, and quality management and other related departments	Internal audit and other supervisory departments
Identify, assess, and manage business risks	Provide professional expertise, support, and supervision as well as reasonable doubt for risk-related matters	Provide independent and objective assessments and recommendations on all matters relating to achieving corporate targets

Organizational Structure

The Board of Directors is the highest leadership and decision-making body, which shoulders the ultimate responsibility of corporate risk management. The Audit Committee, under the Board of Directors, reviews and monitors corporate risk management and internal control systems, ensuring the precise identification, real-time monitoring, effective assessment, and comprehensive control of risks involved in business operations. At the functional level, the Legal and Compliance Department takes charge of coordinating with the relevant business departments to take risk prevention measures in a timely manner.

Risk Management and Internal Control System

We have built a sound and effective risk management and internal control system. We regularly identify, analyze and assess internal risks, develop corresponding risk control strategies, and regularly analyze and review their effectiveness. The Audit Committee circulates matters concerning risk management and internal control at quarterly meetings.

In 2022, we comprehensively reviewed and identified strategy risks, market risks, operational risks, financial and legal risks, with reference to the COSO[1] Enterprise Risk Management Framework. We identified major risks and clarified the causes, countermeasures, and the departments in charge based on the list of risks and their potential impacts. Concurrently, we assessed risks from both their likelihood of occurrence and consequences by applying a risk matrix. We then issue a risk assessment report as a basis for risk identification and management in the following year. Prioritizing ESG risk management, we have incorporated a number of ESG risks into our risk management system, including product quality, information security, production safety and natural disaster risks. We formulate risk response strategies and effectively improve our capability to address ESG risks.

List of Li Auto's major risks in 2022

Risk categories	Risks	
Strategic risks	• Macro-environmental risks • Strategic management risks	• R&D and technology risks • Organizational and cultural risks
Market risks	• Market supply and demand risks • Market expansion and brand marketing risk	• Market competition risks • Public relations risks
Operational risks	• Investment risks • Manufacturing risks • Procurement risks	• Human resource risks • ESG risks
Financial risks	• Financial risks • Tax risks	• Financial accounting and reporting risks • Budget management risks
Legal risks	• Compliance risks • Litigation and dispute risks	• Trade secret and data security risks • Contractual risks

Examples of Li Auto's ESG risks in 2022

Product quality risks	Information security risks
Production safety risks	Natural disaster risks
......	......

[1] COSO, Committee of Sponsoring Organizations of the Treadway Commission, was organized to sponsor the National Commission on Fraudulent Reporting (NCFR).

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Li Auto’s ESG management structure Approve and supervise Supervise and guide Approve and supervise Report Report Report Board of Directors: Leading and being responsible for ESG management, identifying ESG management framework, reviewing ESG strategies, policies, and targets, and ensuring the building of effective ESG risk management and internal control systems. ESG Working Group: Developing ESG targets and working plans, improving communication with stakeholders, identifying ESG-related risks and opportunities, and reporting to the Audit Committee. Audit Committee: Reviewing ESG strategies, policies, targets, annual plans, and mid-long-term plans together with the Board of Directors, as well as supervising their implementation. On the basis of existing responsibilities, the Audit Committee assumes additional responsibilities relating to ESG-related reviews and inspections, including developing ESG-related strategies, frameworks, principles, policies, and systems; overseeing the implementation of ESG targets, reviewing the practices and performance for legal and regulatory compliance; monitoring Key Performance Indicators (KPIs) set by the Company on ESG priorities and ESG performance; and reporting and making recommendations to the Board of Directors on the above matters. ESG-related modules: Sales and Service, Legal and Compliance, Capital Markets, R&D, Manufacturing, Quality and Safety, Finance, Supply Chain, Human Resource, IT Systems, Administrative Management and External Affairs, etc. Coordinating the implementation of working plans and advancing specific tasks under the guidance of the ESG Working Group. Board of Directors Audit Committee ESG Working Group ESG-related modules 1.2 ESG Management 1.2.1 ESG Structure At Li Auto, we are committed to improving ESG management systems to promote environmental and social harmony, thus creating sustainable corporate value. Furthermore, we actively respond to stakeholders’ ESG demands from multiple perspectives, relentlessly improve our performance in the MSCI ESG rating as well as other mainstream ESG indices and strengthen our capability for sustainability management. Li Auto has identified the ESG management system with the approval of the Board of Directors in 2021, with the ESG Working Group designated to coordinate ESG-related matters. We have sorted out and adjusted the management structure to take into account our ESG management needs, and the Board of Directors and the Audit Committee will jointly consider and approve the ESG strategies and policies. At present, we are engaging the Board of Directors and management in discussions to establish an ESG Committee to further optimize ESG management procedures and enhance ESG management performance. Li Auto Inc. 2022 Environmental, Social and Governance Report Compliant Operation and Responsible Governance 11

Li Auto Inc. 2022 Environmental, Social and Governance Report

Compliant Operation and Responsible Governance

1.2.2 Sustainability Strategy

Li Auto has integrated the sustainability strategy into corporate strategic planning. We are dedicated to leading the future modes of mobility while achieving sustainable development to honor our social responsibility through unremitting improvements in brand reputation and technological accumulation. We identify risks and opportunities in business operations while pursuing our vision and mission in terms of "Compliant Operation and Responsible Governance," "Innovative Pioneer and Outstanding Product," "Inclusive Care and Shared Growth," "Low-carbon Operation and Green Ambition," and "Community Contribution for a Better Society." We take tangible actions to respond to the SDGs, thus contributing to sustainable development of society as a whole.

Sustainability strategy

Areas	SDGs	Our Risks		Our Opportunities	Our Actions	
Compliant Operation and Responsible Governance	12, 16	ESG management risks Decision-making risks Business ethics risks	Litigation risks Information security risks	ESG strategies Risk control system Management model innovation	Establishing an ESG structure Enhancing communication with stakeholders Ensuring compliant management	Optimizing governance structure Protecting customer information security
Innovative Pioneer and Outstanding Product	9, 12, 17	Product quality risks User safety risks Technology R&D risks	Intellectual property right risks Supply chain risks Customer relationship management risks	Smart driving technologies Innovation layout Industrial resource integration Increase of reliability and business capacity of supply chain Coordinated user innovation	Quality management Technology R&D Industry cooperation Intellectual property protection	Monitoring suppliers' ESG performance Customer satisfaction management Reviewing marketing content
Inclusive Care and Shared Growth	3, 5, 8, 10	Illegal employment risks Talent drain risks Human cost risks Benefit guarantee risks	Equal opportunity risks Safe production risks Occupational health risks	Excellent talent team Human capital empowerment Use of technological tools Multi-channel knowledge access	Equal employment opportunities Strengthening employee communication Providing reasonable remuneration and benefits	Sound training system Equal promotion opportunities Ensuring employees' health and safety Diversifying talent recruitment
Low-carbon Operation and Green Ambition	6, 7, 11, 12, 13	Policy and regulatory risks Market risks Energy risks Climate change risks	Carbon emissions risks in the production process Water pollution risks Waste management risks Natural disaster risks	Formulation of climate change contingency plans Production cost reduction by using renewables Resource access and allocation optimization Materials recycling Green product R&D	Setting up carbon neutrality working group Setting CO_2 emissions reduction targets Improving the environmental management system Monitoring pollutant emissions	Promoting paperless offices Using clean technology Building green factories Encouraging green offices
Community Contribution for a Better Society	1, 2, 4	Reputational risks Public safety risks		Enhancement of social value of brand Employment generation Dedication to philanthropy	Disaster assistance Supporting people in straitened circumstances	Supporting charity activities initiated by our car owners

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Li Auto Inc. 2022 Environmental, Social and Governance Report

Compliant Operation and Responsible Governance

1.2.3 Stakeholder Communication

When advancing sustainability, Li Auto fully understands the implications of stakeholders' opinions and expectations on corporate operations and growth. We have put in place routine mechanisms for stakeholder communication in multiple forms, actively listen to their voices, understand their expectations and demands, and accept their supervision.

Li Auto's stakeholder communication mechanisms

Stakeholders	Shareholders and investors	Users	Governments and regulators	Employees	Suppliers	Environment	Industries/ associations	Media	Communities
Issues of Concern	Information disclosure Ongoing and stable business growth Innovative development Business ethics Compliant operation and risk management	Customer service and satisfaction Product quality and safety Information security and privacy protection	Regulatory compliance Compliant operation Information security Business ethics Job creation Green product	Legal employment Training and development Employee benefit guarantee Occupational health and safety	Honest operation Mutual benefit and win-win progress Supply chain management Product quality and safety	Energy use and management Green product Water management Emissions management	Intellectual property rights management Innovative development Green product Cooperative development	Information transparency Compliant operation Information security and privacy protection Responsible marketing Community contribution	Charity programs Community investment Volunteer activities
Communication Forms	General meeting of shareholders Regular reports and announcements Interim announcements and notices Investor mailbox Online and offline investor meetings News release	Official App WeChat official account User satisfaction survey Product survey and feedback User complaint and handling Online and offline activity promotion Company website and interactions on social media	Information disclosure Daily communications and reports Supervisions and inspections Visit receptions	Employee satisfaction survey Internal OA system Internal communication meeting Regular research and feedback Online and offline training activities Publicity activities of corporate culture Employee care activities	Project procurement Supplier contracts and agreements Supplier audit and evaluation Supplier assistance and cooperation Other supplier communication activities	NEV-related technology and product R&D Data disclosure of operational environment Cultivation of users' low-carbon awareness	Project cooperation Technological exchanges Result sharing	News conference Exclusive interview Company website and interactions on social media	Community activities Company website and interactions on social media

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Li Auto Inc. 2022 Environmental, Social and Governance Report

Compliant Operation and Responsible Governance

1.2.4 Materiality Assessment

Li Auto places great emphasis on the feedback and suggestions of stakeholders regarding sustainable issues. In 2022, following the three steps of "identification-research-analysis", we reviewed and adjusted material issues to produce the material issues matrix for the year. We reported the material issues identified to the Board of Directors and provided suggestions on the final assessment of the material issues.

The distribution of Li Auto's material issues

Importance	Issue		Category	Location	
Extremely high	1	Product quality and safety	Social	2.1	Product quality and safety
	2	Business ethics	Governance	1.3	Business ethics
	3	Information security and privacy protection	Governance	1.4	Cybersecurity
	4	Customer service and satisfaction	Social	2.4	User service
	5	Compliance and risk management	Governance	1.1	Corporate governance
	6	Innovative development	Social	2.2	Innovation and development
	7	Occupational health and safety	Social	3.3	Ensuring safety and health
	8	Supply chain management	Social	2.3	Supply chain management
Very high	9	Talent attraction and retention	Social	3.1	Attracting talent
	10	Employees' rights and welfare	Social	3.1	Attracting talent
	11	Emissions management	Environmental	4.2	Green production
	12	Training and development	Social	3.2	Cultivating talent
	13	Resource and energy management	Environmental	4.2	Green production
	14	Diversity, equity and inclusion	Social	3.1	Attracting talent
	15	Green product	Environmental	4.3	Green product
	16	Climate change and carbon emission	Environmental	4.1	Climate strategy
Moderately high	17	Water management	Environmental	4.2	Green production
	18	Community contribution	Social	5.1	Philanthropy

Identification process of material issues

Identification	In accordance with HKEX's *Environmental, Social and Governance (ESG) Reporting Guide* and the *GRI Standards*, with reference to requirements of MSCI, S&P DJSI and other ESG rating indices, we have comprehensively categorized material ESG issues and focuses of stakeholders. Through benchmarking practices of peers both domestically and internationally as well as monitoring media information, we have identified 18 ESG priorities.
Research	We collected responses from stakeholders such as directors, management, employees, investors, and users through anonymous online questionnaires, with 952 valid questionnaires collected in 2022.
Analysis	We analyzed and prioritized the research results from both "importance to Li Auto" and "importance to stakeholders", and produced Li Auto's material issues matrix in 2022, which has been reviewed and confirmed by the ESG Working Group.

Li Auto's material issues matrix


Governance
Environmental
Social
Moderately high
Very high
Extremely high
Importance to stakeholders
Importance to Li Auto
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18

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1.3 Business Ethics Li Auto upholds business ethics with high standards and has formulated the Code of Business Conduct and Ethics1 , the Li Auto Inc. Anti-corruption and Compliance Policies, the Li Auto Inc. Employee Handbook, the Li Auto Inc. Whistle-blowing Policies and Procedures, the Li Auto Inc. Management Rules for Confidentiality, Gift Acceptance Management System and other management protocols, drawing on the Foreign Corrupt Practices Act and Sarbanes-Oxley Act 2002, and other advanced international laws and regulations. These policies and protocols apply to all directors and employees. Li Auto has established a comprehensive management framework for business ethics, comprising of the Board of Directors, the Strategy Committee, 1.3.1 Building Management Architecture 1 Code of Business Conduct and Ethics: https://ir.lixiang.com/static-files/f0af30a2-d2d3-4cc6-944c-1682318279ca and developed corresponding management measures to counter these behaviors. We inspect business ethics performance in the process of internal supervisions and audits every year to minimize business ethics risks from the source. We sign the Li Auto Inc. Employee Handbook which includes honesty and integrity clauses with employees, supervising their compliance with laws and regulations on business ethics. Furthermore, we are committed to working with suppliers to create a fair and honest environment for cooperation. We also sign integrity agreements and relevant clauses with our partners, so they will be bound to actively abide by relevant business ethics and integrity rules, thus building a clean and healthy supply chain. and the Legal and Compliance Department. The Board of Directors supervises and reviews the construction of business ethics compliance. The Working Group for Clean Workplace under the Strategy Committee is responsible for continually improving business ethics systems, fostering a culture of honesty, investigating and punishing any violations of discipline, and accepting employees’ complaints and suggestions. A supervision team has been set up under the Legal and Compliance Department for the development of the overall business ethics compliance mechanism, including the construction of management mechanisms relating to anti-corruption, anti-bribery and conflict of interest. Li Auto adopts a zero-tolerance policy for business ethics misconducts. We have defined all potential corruption and bribery behaviors, including bribery, kickbacks, excessive gifts, facilitation payments, extortion, money laundering and payments or offers to obtain improper business advantages, 15 Li Auto Inc. 2022 Environmental, Social and Governance Report Compliant Operation and Responsible Governance

To improve the supervision and reporting management of business ethics, we have developed the Li Auto Inc. Whistle-blowing Policies and Procedures to standardize the reporting channels and procedures, clarify the division of rights and responsibilities of complaints and the operation process, and improve the reporting channels management to ensure timely and effective handling of complaints and reporting cases. We provide publicly accessible and diverse reporting channels to accept both internal and external supervision, including mail, email, in-person reporting and hotlines. We encourage employees, suppliers, and other stakeholders to report any known or potential misconducts that may violate laws, corporate ethics standards, and malpractices that could damage corporate interests. After receiving a credible whistleblowing report, we will promptly conduct verification on businesses involved, give feedback to the whistleblower, consult the personnel investigated, and take serious action on corruption-related cases after confirming a violation. To safeguard the basic rights and interests of whistleblowers, we have developed whistleblower protection policies to strictly protect their personal information and keep the reported information strictly confidential as well as prohibit retaliation of any kind against them, in accordance with rules and laws. In 2022, Li Auto received over 20 whistleblowing reports regarding violations of the Code of Business Conduct and Ethics, most of which were minor cases. All reports had been resolved. There were six whistleblowing reports relating to integrity and corruption. During the reporting period, there were no confirmed cases of corruption and bribery involving Li Auto. To continually enhance employee awareness of anti-corruption and create an open and honest workplace, Li Auto insists on conducting online and offline business ethics training programs. We provide compliance training for all new hires during orientation and require all permanent employees to participate in at least one comprehensive compliance training session every year. In addition, we regularly launch integrity promotion campaigns and vigorously publicize a compliance culture. Li Auto’s business ethics reporting channels Email: Hotline: Mail: compliance@lixiang.com +001 877-249-8611 Compliance Department, Li Auto Inc., 11 Wenliang Street, Shunyi District, Beijing 1.3.2 Reporting Management 1.3.3 Business Ethics Training Members of Board of Directors and senior executives Receive specialized compliance training to enhance awareness of the importance of performing duties with integrity. New hires Are required to finish compliance training during orientation and sign the Code of Business Conduct and Ethics and the Li Auto Inc. Employee Handbook. Employees at different levels and from business departments Receive specialized training in compliance and business ethics to enhance daily work practices. All employees (including regular employees, interns, etc.) Receive the Company’s confidentiality training to strengthen confidentiality awareness. Li Auto’s business ethics and compliance training system In 2022, Li Auto conducted 17 employee compliance training sessions (including anti-corruption and integrity education)： With a coverage rate of 100% Totaling 7,994 hours One integrity training session for Board of Directors, totaling 20 hours One integrity training session for the management, totaling 20 hours Case Study：Li Auto’s anti-corruption and integrity training for all employees On December 7, 2022, the Director of Policy & Legislation Research and the heads of the compliance teams organized a livestreamed course themed "A Face-to-face Talk on Integrity" for all employees. During the course, our employees focused on four main issues: the importance of integrity and anti-corruption, how the Company manages integrity and compliance, employee-focused systems, and the reporting and feedback channels. They also had their questions about integrity and anti-corruption answered. Li Auto Inc. 2022 Environmental, Social and Governance Report Compliant Operation and Responsible Governance 16

1.4 Cybersecurity Upholding the firm belief that ensuring information security and user data privacy is the first prerequisite for a safe and quality user experience, Li Auto respects the users’ personal information and privacy security, constantly improves the process management of safe operation, and effectively avoids information security risks by establishing a complete internal system and information security management framework. To protect corporate network information security, Li Auto has established an Information and Data Security Team. The vice president of the Li Auto serves as the leader of the Information and Data Security Team and oversees the overall strategic planning of information security, the development of information security management policies and systems, as well as the review, supervision, analysis, guidance, and support of information security management. The Information and Data Security Team reports any major network information security matters to the Board of Directors for supervision and decision-making. The functional department involved in information security executes resolutions adopted by the Information and Data Security Team, guiding, and coordinating relevant works across all business units. Each functional department has an information security head to implement departmental data security work. 1.4.1 Information Security We strictly abide by relevant laws and regulations such as the Data Security Law of the People's Republic of China, the Personal Information Protection Law of the People’s Republic of China, and the Provisions on the Administration of Automotive Data Security (for Trial Implementation) and other relevant laws and regulations. In 2022, we updated our management systems covering the entire life cycle of data based on our existing management systems, such as the Li Auto Inc. Data Security Management System V2.0 and the Li Auto Inc. Data Classification and Grading Management System V2.0, which cover all employees, suppliers and third parties involved in data security and personal information compliance. Furthermore, to reinforce daily management of data and information, we have categorized and classified data according to priority, type, confidentiality requirements, and access-authorized objects. Based on these categories, we have developed appropriate protection strategies and implemented unified management through our data control platform. In 2022, Li Auto was certified to ISO 27001 - Information Security Management System. We formulate and improve data security management systems, set up a data security protection system that covers the entire life cycle of software demand, design, launch, operation, and maintenance. We put in place strict measures to protect important data such as access control and adoption of key information encryption. We strictly record the relevant staff, time, and operation of accessing data, and regularly conduct internal monitoring and audit on data operation. Strict management also includes data storage equipment with live CCTV in place. We discourage any unauthorized access of data stored with us. In addition, to ensure data security and avoid any data leakage incidents, we have utilized data-loss-prevention products to monitor data with different classification of risks and set up corresponding data backup and recovery processes. We also invite external expert teams and organize internal data security teams to monitor and inspect the data security systems covering all business product lines, locate problems in advance and take management and technical measures to reduce information security risks. In 2022, Li Auto conducted 325 internal and two external inspections. Li Auto's organizational structure of the Information and Data Security Team Information and Data Security Team Legal and Compliance R&D Finance IT Systems Business Unit Representatives Information Security Department Administrative Management and External Affairs Capital Markets ........ Li Auto Inc. 2022 Environmental, Social and Governance Report Compliant Operation and Responsible Governance 17

In 2022, we revised the Li Auto Inc. Emergency Response System for Information Security Incidents based on the original CHJ Emergency Response Guidelines to classify the security incidents according to their potential impacts. We have also formulated corresponding emergency response plans for security incidents and standardized relevant response processes, thus addressing security emergencies such as information system interruption and network attack risks in a timely and effective manner. To strengthen the data security prevention and control system, we have organized network attack and defense drills on a regular basis and summarized and rectified any weak links identified to strengthen our ability of daily safe operation. In 2022, Li Auto conducted two emergency simulation tests and drills. Li Auto’s information security training system for employees In 2022, Li Auto conducted a total of 19 employee training sessions on information security, including seven security mini classes, totaling 46,089 enrollments and 33,351 training hours. Diverse online and offline training courses targeting data security are provided for all employees to improve their awareness in this regard. Case Study: Li Auto organizes information security training In December 2022, Li Auto organized the 2022 “12·4 Week of Rule of Law” to carry out a series of training sessions on information security laws and regulations in accordance with the Personal Information Protection Law and the Company’s development history, to help employees better understand how to protect personal information, perform confidentiality obligations and other legal knowledge, to enhance their awareness on information security. The event was widely recognized and well-received with a total of 1,784 participants. Case Study: Li Auto’s emergency drill with Web Application Firewall On September 21, 2022, Li Auto organized and conducted an emergency drill against the network attack to ensure the success of the Li L8 press conference. During the drill, Web Application Firewall (WAF) was deployed to monitor and capture simulated attacks and issue warnings. Then, the security operation personnel immediately troubleshooted the attack and initiated the security emergency response to block and control the network attack initiator. The goal of the drill was achieved in the desired 10-minute timeframe from finding to preventing the attack, with the overall emergency response process lasting for 20 minutes. Introduction to information security and privacy management system and risk assessment Training on confidentiality management regulations of product R&D 2.0 Training on ISO 27001 - Information Security Management System Experience sharing of enterprise system informatization and intelligent manufacturing Training on personal information protection, data and network security Training on information security and privacy awareness Li Auto Inc. 2022 Environmental, Social and Governance Report Compliant Operation and Responsible Governance 18

Protecting personal information and privacy security is Li Auto’s primary commitment to users. In 2022, certified to ISO 27701 - Privacy Security Management System, Li Auto updated and released the Li Auto Inc. Privacy Policy for Users1 , and made all-out efforts to protect users’ rights to access, copy, correct, supplement, delete personal information and change the authorization status. Moreover, we have formulated the Li Auto Inc. Management System for Personal Information Protection to clarify the privacy evaluation process of various products before they are launched and integrate the awareness of privacy protection into product design and 1.4.2 Privacy Protection Collection We detail the purpose of collecting personal information and promise not to use that information for undeclared purposes. Storage We adopt security protection measures that meet industry standards to protect users’ personal information against unauthorized access, public disclosure, use, modification, damage, and loss. We take all reasonable measures to protect users’ personal information, such as access control, TSL encrypted transmission, encrypted storage by using encryption algorithms such as AES256, RSA2048 or those having higher encryption strength, as well as displaying sensitive information after desensitization. We use encryption technology to ensure data anonymity and confidentiality. We use trusted protection mechanisms to prevent malicious attacks on data. Third-party data management We adopt a strict internal plan to prohibit providing user data to other personal information processors without the user’s consent or legal basis. We sign confidentiality agreements and information protection clauses with partners who receive user data, terminate cooperation with partners who abuse or leak user data, and take protection measures promptly. User rights If the user revokes their authority, the authorization shall be cancelled. When the user cancels the authorization, the forced collection and use of the user’s personal information is prohibited. We provide users with rights to control and manage their personal information with relevant methods publicly available in our privacy policies. Li Auto's protection mechanism for users's information daily business operations. We are committed to protecting users’ personal information and privacy in all business interactions, including the use of vehicles and apps. To achieve this, we have implemented a comprehensive user information protection mechanism and continuously optimize our technology and management capabilities throughout the entire process of collecting, storing, and using users' information. We take care of users’ information in strict accordance with laws and regulations. Users’ personal information will be promptly deleted or anonymized in cases where they log out of the app or request deletion. In 2022, we further improved the complaint response mechanisms and handling processes related to user privacy. This included fully mobilizing internal resources to respond, properly handling complaints, and giving timely feedback on the results. As of December 31, 2022, Li Auto had received only one complaint regarding user personal information and privacy from the regulatory authorities. The complaint was handled effectively in accordance with procedures and fully resolved, and no user privacy data breaches occurred. 1 Li Auto Inc. Privacy Policy for Users: https://www.lixiang.com/agreement/privacy.html Li Auto Inc. 2022 Environmental, Social and Governance Report Compliant Operation and Responsible Governance 19

Innovative Pioneer and Outstanding Product Li Auto firmly holds the belief that high-quality products are the backbones of the brand and important elements for achieving sustainable development. We prioritize product quality, technological innovation and user satisfaction as we work together with our supply chain partners to provide exceptional products and services to our users. 02 Product Quality and Safety Innovation and Development Supply Chain Management User Service Li Auto Inc. 2022 Environmental, Social and Governance Report Innovative Pioneer and Outstanding Product 20

Li ONE ranked first in J.D. Power major awards Li ONE ranked first in 2022 J.D. Power China Tech Experience Index (TXI): Innovation Index of Chinese mainstream NEV brands. Li ONE ranked first in 2022 J.D. Power China New Energy Vehicle Initial Quality Study (NEV-IQS): Mainstream Plug-in Hybrid Market Segment. Li ONE ranked first in 2022 J.D. Power China New Energy Vehicle Automotive Performance, Execution and Layout (NEV-APEAL): Mainstream Plug-in Hybrid Market Segment. 2.1 Product Quality and Safety Li Auto is dedicated to building a quality management system covering the entire life cycle of products and fostering a culture of quality in the Company as well as bringing users a safe, healthy, and exceptional product experience. In 2022, models of Li Auto were awarded and widely recognized. Li ONE has consistently demonstrated exceptional performance and has obtained the first place in multiple J.D. Power awards. Our new model Li L9 achieved extraordinary results in major awards and authoritative certifications, with the highest ranking in a number of fields including driving comfort, safety performance, healthy travel, smart cabin, and comprehensive strength. Li L9 was awarded the "Car of the Year" in the 10th Xuanyuan Award, included in the 10 Best Cars, as well as Top 10 Autonomous Driving List, Top 10 Driving Assistance List, and Top 10 Self-driving Interaction List. Li L9 won multiple G ratings (the highest rating) in the latest "China Insurance Automotive Safety Index". Li L9 won five-star certifications for four items in the China Automobile Health Index (C-AHI) rating, including volatile organic compounds, odor intensity, particulate matter, sensitizers, and electromagnetic radiation in the cabin, ranking first with the highest total score in 2022. Li L9 won the "Smart Cabin Model" in the China Intellectual Automotive Championship (CICA) Awards 2022. Li L9 ranked first, with the highest total score, of "6+2 NEV Testing" released by Dcar in December 2022. Li L9 won multiple awards and authoritative certifications Case Study: Li L9 obtains multiple C-IASI G ratings in 2022 On November 4, 2022, China Insurance Automotive Safety Index (C-IASI) released a new batch of vehicle safety testing results. Li L9 obtained G ratings in occupant safety evaluation, pedestrian safety evaluation, and vehicle assistance safety evaluation. Specifically, Li L9 obtained G rating, the highest rating, in the 25% small overlap crash test for both the driver and passenger side, making it the first large SUV model to obtain G rating in this regard. Figure: Li L9 being tested Li Auto Inc. 2022 Environmental, Social and Governance Report Innovative Pioneer and Outstanding Product 21

Li Auto Inc. 2022 Environmental, Social and Governance Report
Innovative Pioneer and Outstanding Product

2.1.1 Construction of Quality Management System

Li Auto has formulated a quality management system covering R&D quality, supply chain quality, manufacturing quality, and after-sales quality by following the requirements of ISO 9001 and IATF 16949. In 2022, in response to the Company's demands for quality and safety strategy, we established a quality governance structure with clear responsibilities and drew up a plan to establish a working group for safety system construction to continually strengthen quality and management of safety-related affairs. Starting from the product positioning, we take the quality management system covering the entire life cycle of the product as the institutional guarantee to provide users with safe and excellent products and services.

In order to ensure the effectiveness of the quality system, we regularly organize and carry out internal examinations and control procedures at all links of the product life cycle every year. In addition, every year we actively participate in and invite external professional third parties to carry out quality management-related audits and certifications. In 2022, Li Auto initiated and passed a number of external audits and certifications, including the routine third-party examination of IATF 16949 quality system certification and the annual audit of China Compulsory Certification (CCC) factory.

Case Study: The third-party examination of IATF 16949 quality system certification

From January 20 to 23, 2022, the National Quality Assurance (NQA) carried out audit and certification on Li Auto. This covered a number of quality assurances, including the entire process of both product and process design and development, production control, product inspection, vehicle delivery. Li Auto passed the audit and attained certification.

Case Study: CCC annual factory audit

On July 19, 2022, the China Quality Certification Center (CQC) conducted the 2022 CCC annual factory audit on Li Auto's Changzhou Manufacturing Base. Li ONE and Li L9 participated in and successfully passed the audit.

Li Auto's quality management system


R&D quality
After-sales quality
Li Auto's quality management system
Supply chain quality
Manufacturing quality

Li Auto's lifecycle quality management requirements

Development and design	We strictly ensure the orderly implementation of quality control procedures in accordance with the *Vehicle Development Control Procedures* and the *Product Design Alternation Control Procedures*. In 2022, we revised the *Product Design Alternation Manual* and the *Measures for the Development of Vehicle Product Specifications* and formulated the *Management Process for Function Safety Development of Vehicle* and the *Completed Vehicle OTA*[1] *Filing Process* to achieve the overall improvement of the development and design quality.
Parts management	We strictly standardize the management process of all procurement links in accordance with the *Production Parts Procurement Control Procedures*. In 2022, we improved the quality control process of New, Unique, Different and Difficult (NUDD) parts, carried out its quality planning at the early stage of projects, as well as identified its potential risks in advance.
Product manufacturing	We strictly control the delivery quality in accordance with the *Product Production Control Procedures* and the *Equipment Management Procedures*, promote the collaboration between production management system and automated production equipment. In 2022, we revised the *Working Process for External Conformity Inspection of Vehicle*, further developed new working processes and responsibilities to ensure the scientific and efficient implementation of the sampling inspections.
After-sales management	We implement the *Recall Management Procedures* for defective products in a timely manner to prevent personal injury and property loss of users caused by safety and quality defects.

[1] OTA, over-the-air, refers to a technology designated to update vehicle systems and other terminal functions and services for users after delivery.

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procedures to ensure that the product design matches our quality objectives. We partner with world-class suppliers and make tenacious explorations in electric technology, autonomous driving, smart cabin, and automated production, committed to providing users with safe, reliable, attractive, and competitive products. 2.1.2 Life-cycle Quality Management In strict compliance with the Product Quality Law of the People’s Republic of China, Li Auto insists on improving the quality control of the entire life cycle from project initiation, development and design, production and manufacturing to sales and after-sales. While optimizing internal quality management, we continue to pay attention to the external real driving experience of users. Project Initiation Product Development and Design We give priority to quality management at the stage of project initiation. In the feasibility study of the project, we put forward the overall requirements for the project quality, while accommodating current manufacturing capacity. In 2022, we improved the quality control processes of NUDD parts, including quality We fully incorporate user safety into the overall product design concept. Based on the “Plan-Do-Check-Action” (PDCA) management model, we develop and implement quality standards such as the Quality Manual, the procedure documents including the Vehicle Development Control Procedures and the Process Design and Development Control Procedures and other quality control planning for parts at the project initiation stage while ensuring the identification of potential quality risks as early as possible. This promoted the rapid and stable quality status at the development stage, effectively controlling the spill-over of quality defects and ensuring product quality and safety. Li Auto Inc. 2022 Environmental, Social and Governance Report Innovative Pioneer and Outstanding Product 23

In compliance with the processes of the Infrastructure Management Procedures and the Product Production Control Procedures, we have succeeded in adopting a comprehensive highly automated production system through full-line application of state-of-the-art world-leading testing equipment. We focus on building a product verification system featuring software and hardware collaboration, which fully combines external strategic cooperation test resources and internal mature verification standard iteration capabilities. The hardware test covers materials, parts, systems, and vehicles, and the software test covers autonomous driving, Human Machine Interface (HMI), Electrical/Electronic (EE) vehicle and other test items to ensure that our products are fully verified. In addition, we strictly conduct the function and road test of the completed vehicles. The total number of pre-delivery quality standard checks are: more than 2,700 Production and Manufacturing In terms of autonomous driving testing, we carry out multiple tests including the shadow test, large-scale road test, internal test, simulation test, and OTA early bird function test. In 2022, the mileage of these tests reached millions of kilometers, which effectively ensured the quality of delivered vehicles. We concentrated on planning and building intelligent inspection tools that cover the whole manufacturing process, including unmanned quality inspection technologies such as unmanned vehicle movement, the Noise, Vibration, Harshness (NVH) automatic inspection, fast and slow charge automatic inspection and chassis automatic inspection. The finished vehicle Conformity of Production (COP) test is carried out every year in accordance with regulatory requirements and product characteristics. We entrust the National Center of Supervision and Inspection on Motor Vehicle Products Quality (Shanghai) and China Merchants Vehicle Research Co., Ltd. to assist the COP test. The Li L9 vehicles were qualified for all COP test items in 2022. We strictly abide by the Regulation on the Administration of Recall of Defective Auto Products of the People's Republic of China, formulated the Recall Management Procedures, and established the regular meeting mechanism of “TOP-Q” (quality) and “TOP-S” (safety) with senior managers’ participation to further clarify the recall management process. Upon receiving any feedback about product defects, we will organize the decision-making group meeting on major quality issues, after which we will carry out defect analysis and demonstration on target products according to GB/T 34402-2017 Safety of Motor Vehicle Product - Guidelines for Risk Assessment and Risk Control and report the incident to relevant government departments as required. We will stop the production and sale of defective vehicles immediately once the defect is confirmed and develop and implement the recall plan in a responsible manner. We will also submit periodic and summary reports as required by relevant government departments to promote product quality improvement. In 2022, there were no product recall incidents involving Li Auto, including those caused by health or safety hazards. Product Recall Management Li Auto Inc. 2022 Environmental, Social and Governance Report Innovative Pioneer and Outstanding Product 24

Li Auto Inc. 2022 Environmental, Social and Governance Report

Innovative Pioneer and Outstanding Product

Li Auto's manufacturing quality management process



1. Stamping workshop

We use linear seven-axis robots for our stamping line, which is capable of mixed production of steel and aluminum parts under various scenarios. After stamping, the world-leading blue-ray scanning system is used for blue-ray inspection.



2. Welding workshop

We achieve 100% automation for spot welding. We also regularly test the strength of welding spot with ultrasonic and breaking-in tools to ensure that the welding satisfies the design requirements.



3. Painting workshop

We adopt painting robots and set up an Audit inspection office. Professional instruments are adopted for inspections on paint surfaces to ensure the adherence to relevant standards, including paint film thickness and color difference.



4. Final assembly workshop

We use electric tools for thousands of tightening points on each model to ensure perfect matching of torque values. Machine inspection and analysis are conducted on important torque values that need to be accurately measured. We upload all tightening torque values to our Manufacturing Execution System (MES), which enables data tracing and validation for 10 years.



5. Final assembly test

Besides the routine inspections such as lamp, sideslip, dynamic balance, exhaust, chassis, four-wheel positioning and rain test, we also carry out special tests including high-voltage insulation test, fast/slow charging function and ADAS function, to ensure the standardization of vehicle quality.



6. Road test

We set up road test tracks uniformly in the manufacturing area, and all vehicles will be 100% tested for all road conditions before delivery. In addition to the basic test, we set up more than ten poor road conditions for strengthened road tests. All vehicles should also pass the vehicle dynamic wading test to ensure consistent vehicle performance under all kinds of conditions.

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2.1.3 Quality Culture Fostering We attach great importance to the quality culture of the Company, fully integrate quality awareness education into the induction, pre-job and on-the-job training of employees, and develop targeted quality education and training plans for employees in different positions. In full combination with the actual operation needs of front-line production, we set up theoretical training and practical operation training with the theme of “Three Nos Principles” 1 , “quality defect definition” and “quality awareness”, combined with corresponding assessments to ensure that the quality management knowledge and skills of front-line employees satisfy the Company’s quality management needs, and provide basic guarantee for our overall quality management work. 26 In 2022, Li Auto recorded: Employee enrollments in quality and safety training 27,546 The total number of training hours reached for all staff 28,000 Supplier quality training sessions 347 Supplier training coverage 100% Case Study: Li Auto’s first skills competition for blue-collar employees in 2022 The first blue-collar skills competition of Li Auto was held on November 22, 2022, with the principle of “promoting learning and training through competition”. At the event, 24 outstanding workers from the manufacturing base got prizes and harvested rewards by virtue of their exquisite skills in the quality skill assessment. Thanks to this competition, we have enhanced all employees’ awareness on product quality and helped blue-collar employees improve their professional quality and technical skills. 1 Three Nos Principles refer to no acceptance of substandard products, no production of substandard products and no distribution of substandard products. Li Auto Inc. 2022 Environmental, Social and Governance Report Innovative Pioneer and Outstanding Product 26

2.1.4 User Safety Assurance Li Auto continuously optimizes and iterates the technology for vehicle safety assurance and improves the health coefficient for vehicle material, aiming to bring safer and healthier products to users. In the product design and development stage, Li Auto implements the safety concept and ensures vehicle safety from four aspects including system safety, battery safety, charging safety and user safety. Safe Driving System safety We have developed the Li AD Max and Li AD Pro autonomous driving systems equipped with powerful perception capabilities and self-developed full-stack autonomous driving perception algorithms, with high-frequency accident scenarios fully optimized. In addition, we pioneered the industry's first Automatic Emergency Braking (AEB) function with LiDAR applications on Li AD Max to enhance driving safety. Battery safety Our battery system development conforms to a safety standard far stricter than the national standard GB 38031-2020 Electric Vehicles Traction Batteries Safety Requirements. Under the severe working conditions in the test, no fire occurs during the whole process of thermal runaway tests. As of the end of the reporting period, no accidents related to charging safety had occurred involving Li Auto. Charging safety We carry out product charging safety verification with technical requirements that are far more stringent than industry standards. We have added a large number of active control safety strategies in charging function to ensure charging safety. As of the end of the reporting period, no incidents related to charging safety had occurred involving Li Auto. User safety We distribute the pre-use instructions of the autonomous driving system to users to publicize its safe driving operation specifications. Moreover, in order to help owners to establish safety awareness, we have added the safety education function to the driving assistance system. When the system is first activated, the safety education video will be automatically played through the pop-up window. Case Study: Li L9 Safe Driving Academy To help users better understand the boundary of safe driving behaviors, we launched the Li L9 Safe Driving Academy in August 2022 and invited 21 user participants. Through three experience activities of Fun Gymkhana, Li ADAS and Mountain Off-road, users can deeply understand the safe driving boundary under urban and special road conditions. Professional coaches were provided to explain how to safely and easily navigate potentially dangerous situations while driving the Li L9. For a safer and happier family travel, we tried our best to improve users’ driving safety awareness in the experience process by introducing the safety concept and calibration criteria underpinning Li L9, as well as how the self-developed technologies of Li Auto protect both drivers and passengers. Case Study: Li L9’s optimization on protection structure High-strength steel accounts for 75% of that applied in the latest Li L9, of which the proportion of hot-formed steel reaches 28.9%. The key structural parts of the passenger compartment are made of high-strength hot-formed steel materials to form a cage-type protective structure, which is combined with the eight airbags covering the whole vehicle. The side survival space after the impact is up to 25 cm, which is much higher than the excellent standard of 12.5 cm, ensuring safety protection for the passengers in case of collision accidents. Li Auto Inc. 2022 Environmental, Social and Governance Report Innovative Pioneer and Outstanding Product 27 27

Li Auto is committed to providing users with healthy products. We prefer to use healthy and environmental-friendly materials to eliminate the impacts of harmful substances in materials on users from the source. We highlight the control over Volatile Organic Compounds (VOC) and Vehicle Odor Intensity (VOI) during vehicle design and production. Our designated in-car air quality team is dedicated to bringing a healthy and quality in-car experience to every user. To ensure the in-car air quality, we track and evaluate the VOI and the in-car concentration of VOC during the vehicle quality test. Our manufacturing bases have set up vehicle odor test cabins with a variety of efficient and accurate equipment to achieve VOC inspection of all vehicles and ensure each vehicle delivered to be compliant with national VOC emission standards. In addition to the regular odor control, we also conduct the odor control when the vehicle is Healthy Product exposed to the blazing sun for quite a long time, to ensure that users can have a friendly driving experience with nice smell under any harsh conditions. In terms of vehicle electromagnetic radiation, we adopt strict enterprise standards to control the Electromagnetic Compatibility (EMC) performance of parts and components, conduct EMC verification and virtual simulation verification of vehicle electrical system in the process of vehicle research and development, and conduct testing and verification for vehicle and parts by our industry-leading self-built EMC laboratories, so as to ensure that the electromagnetic radiation impact of our vehicle models is far lower than the national standards. Case Study: Li L9 wins four five-star certifications in C-AHI rating In December 2022, Li L9 obtained the full five-star certification of four tests (in-car VOC&VOI, particulate matter, sensitization and electromagnetic radiation evaluation) in the C-AHI health evaluation for mass production vehicle conducted by the China Automotive Engineering Research Institute. Specifically, in the evaluation of in-car VOC&VOI, the formaldehyde in Li L9 was only 0.007mg/m³, less than one tenth of the national standard, and nearly one fifth of the indoor formaldehyde limit in Northern Europe. Moreover, Li L9 car interior roof adopts negative oxygen ion impregnated fabric to continuously release negative oxygen ions, which can effectively degrade formaldehyde and eliminate odor. Li Auto Inc. 2022 Environmental, Social and Governance Report Innovative Pioneer and Outstanding Product 28

2.2 Innovation and Development Innovation is a source of strength to drive sustainable development at Li Auto. Through constant innovative research and development in electric systems, autonomous driving and smart cabin, we provide users with competitive products and services satisfying their needs and are committed to improving their life quality with technology. 2.2.1 Expanding Innovation Layout Our research teams in Beijing and Shanghai are dedicated to developing various smart electric vehicle technologies, such as range-extended electric vehicle, high-voltage all-electric platform, autonomous driving, and smart cabin. In addition, we set up a production engineering and technology center in Changzhou, Jiangsu Province, to facilitate the commercialization of R&D achievements. In 2022,the Li Auto post-doctoral research station welcomed the first batch of seven doctors, who were jointly cultivated by Tsinghua University and Li Auto. Moreover, joining hands with Tsinghua University, we have established the Zhongguancun Laboratory of Li Auto to provide cooperation opportunities in R&D and practice for both sides in multimodal machine learning, boosting technological progress and industrial development. Li Auto attaches great importance to the development of physical test capability, and has invested in the construction of the vehicle semi-anechoic laboratory and EMC laboratory for NVH performance improvement and electromagnetic radiation verification. In the future, we will invest in the construction of the Vehicle in the Loop (VIL) laboratory with focus on strengthening autonomous driving ability, thus laying a solid foundation for in-house product research. We have heavily invested in virtual testing and performance development activities such as structural durability simulation, collision simulation, and NVH simulation. We Electrification Technology In 2022, we continued to improve the research layout of electrification technology. We took targeted approaches in the design and analysis of vibration, noise, maintenance by mileage, platform-based adaptability, thermal efficiency, emissions, performance, weight, and other attributes that users are most concerned about. The system efficiency of the electrical power train has been significantly improved. We also made remarkable progress in the R&D of High-Power Charging (HPC) technologies, achieving design optimization and performance verification of 4C cell2 in energy density, fast charging ability, and safety. aim to enhance development efficiency by continuously optimizing algorithms through iterations. In 2022, our bending and torsion stiffness simulation confidence1 reached 96%, achieving an outstanding breakthrough in virtual simulation test capability. As of December 31, 2022, for Li Auto The number of laboratories in operation had reached 41 The number of employees engaged in R&D work had been 4,838 The annual amount invested in innovation and R&D had reached RMB6.78 billion In addition, our three development projects in 2022, namely the Scalable Power Drive (SPD) high-voltage three-in-one electric drive project, Silicon Carbide (SiC) power module project and HPC project completed the trial production and sampling tests, with intended targets met. Case Study: HPC R&D project In 2022, we independently developed the HPC pile which meets the energy supplement requirements of 4C, and above, for ultra-fast charging NEVs, and passed the certification of the national certification agency. We are an pioneer in such industry segment as all-in-one liquid-cooling, liquid-cooled charging gun cable, regular air-cooled charging gun cable. The weight of the charging gun outperformed our industry peers which greatly improved our users’ charging experience. 1 Confidence is the degree of conformity between the results of simulation and physical verification. High confidence means high consistency, that is, the results of simulation analysis can be trusted in the verification organization, thus improving the verification efficiency and reducing the verification cost. 2 4C cell can reach 60% state of charge in 10 minutes. Li Auto Inc. 2022 Environmental, Social and Governance Report Innovative Pioneer and Outstanding Product 29

Autonomous Driving Li Auto boasts the largest population of NOA users in China. By the end of 2022, we had delivered nearly 190,000 vehicles with navigation on ADAS (NOA). From Li ONE to Li L9 and Li L8, our NOA mileage has exceeded 65 million kilometers, and the total assisted driving mileage has exceeded 400 million kilometers. For ADAS, our self-developed full-stack autonomous driving systems include autonomous driving controller, underlying software, perception algorithm, regulation algorithm and application software. We provide users with industry-leading driver-assistance systems including NOA, ADAS, AEB, and Auto Parking Assist (APA). To satisfy diverse needs of users for autonomous driving, our Li L8 and Li L7 models are equipped with Li AD Pro and Li AD Max. To be specific, Li AD Max is the world’s first NOA autonomous driving product powered by NVIDIA Orin for mass production and delivery, and Li AD Pro is the world’s first NOA product using Horizon J5 chip for mass production and delivery. For algorithm and performance, the delivery of Li L9 has earned us the first enterprise in the industry to apply mass production lidar algorithm to active safety and ADAS. The safety performance of our autonomous driving products during the nighttime leads the industry. Li Auto is also a trailblazer in response to nighttime accident scenarios such as overturned vehicle rescues and backlight driving without streetlights. Our Li L9 model with Li AD Max satisfied the C-IASI G rating (the highest rating) safety requirements. The performance of 2022 Li L9 Max OTA 4.2 ranks first in the nighttime AEB evaluation of Yoojia. In addition, the fusion Bird’s Eye View (BEV) algorithm jointly proposed by Li Auto, Tsinghua University, and MIT, has not only won the first place in many academic achievements, but also has a broad and far-reaching influence on the research and development of autonomous driving in the industry. Li Auto Inc. 2022 Environmental, Social and Governance Report Innovative Pioneer and Outstanding Product 30

Smart Cabin A brand-new smart cabin was launched with the release of Li L9. The audio and video experience and three-dimensional interaction create a unique experience for every family member. In terms of audio-visual experience, Li L9 adopts the flagship hardware configuration and is powered by 8155 chips, features a five-screen display system serving every family member, as well as a 21-speaker system with Dolby panoramic sound layout, creating an unparalleled cabin audio-visual experience. In terms of software, we worked with developers to create a number of popular applications based on the environmental characteristics of the cabin. Behind the in-depth exploration of user needs and hardware potential, we have launched high-level products with multi-screen interaction, multi-angle viewing, sound system with Dolby Atmos and other features. In terms of connection with other intelligent and entertainment terminals, Li L9 has realized the screen projection from the mainstream terminals to the vehicle while displaying the content of the cabin on the giant screen through our AR equipment. We also innovated a one-line direct connection with Switch, creating a convenient and pleasant gaming experience for our users. In terms of three-dimensional interactions, we have deployed the multi-zone fusion network MIMO-NET which can significantly enhance the accuracy of sound source localization and reduce noise, so that Li Xiang Tong Xue, the virtual voice assistant, can hear every passenger’s voice in the cabin clearly. Through our in-house multi-voice recognition algorithm MSE-NET, the activation rate and recognition rate of the Li Xiang Tong Xue in the vehicle have increased to 98%. The accuracy rate remains at over 90% in three demanding scenarios, namely high noise, low voices and children’s voices. In terms of multimodal perception, we have adopted the visual fusion network MVS-NET to complete the spatial modeling with 2D and 3D image sensors to empower Li L9 smart cabin with 3D visual perception ability. In this way, users can interact with the screen through the space gesture without touching the physical screen. Li Auto Inc. 2022 Environmental, Social and Governance Report Innovative Pioneer and Outstanding Product 31

32 2.2.2 Partnering with the Industry Li Auto actively promotes industry-university-research cooperation and technical exchanges with scientific research institutions and industry associations, and widely participates in research projects, academic conference discussions and industry standard formulation, so as to achieve mutual promotion and common development of professions and industries. In 2022, Li Auto actively cooperated with industry standardization institutions, such as National Technical Committee of Auto Standardization, China Communications Standards Association, and widely participated in the system construction of automobile industry standards and intelligent connected vehicle standards. By the end of 2022, Li Auto had participated in nearly 50 standard research projects and more than 30 special working groups. Case Study: Li Auto’s industry-university-research cooperation in key technologies with Tsinghua University and MIT Case Study: Li Auto’s R&D cooperation projects in motor and battery Case Study: Li Auto joins hands with Tsinghua University for talent cultivation In 2022, to give full play to the advantages of university-enterprise resources, Li Auto, Tsinghua University and MIT established partnerships in key technology research. Li Auto, together with Tsinghua University and MIT, has jointly developed new paradigm in the industry and the first public BEV visual inspection method: pure visual 3D inspection algorithm DETR3D; the industry’s first public real-time high-precision map-aware algorithm: HDMapNet; the interactive DenseTNT algorithm which ranked first in the multiple obstacles behavior prediction of IEEE International Conference on Computer Vision (ICCV) in the world. In 2022, Li Auto cooperated with the School of Materials of Shanghai University to develop high-performance motor materials. We also partnered with Tsinghua University, Zhejiang University, and other universities to jointly develop advanced battery technologies, battery algorithms as well as simulation technologies. In 2022, Li Auto and its innovation partners jointly developed and obtained 15 patents for advanced battery technologies. In 2022, the Zhongguancun Laboratory of Li Auto was established to explore the joint training mechanism of first-class talents with Tsinghua University, building a new college-enterprise cooperation platform. The Laboratory aims to cultivate high-level innovative talent in the field of engineering construction and provide practice, internship opportunities and conditions for teachers and students in the multimodal machine learning laboratory of the Cross Information Research Institute. Case Study: Li Auto participates in the preparation of the ICV - Technical Requirements and Test Methods for Combined Driving Assistance System - Part 2: Multi-Lane Driving Control In 2020, at the invitation of Sub-committee of Intelligent Connected Vehicles (ICV), Li Auto joined the project group of ICV standards as a participating unit for research, discussion and preparation. During the preparation, we provided the Li L9 sample vehicle for the feasibility and parameter validation test of the national standard and completed opinion solicitation and the preparation of the draft for approval. The standard was submitted for approval in December 2022 and has been submitted to the Standardization Administration of the People’s Republic of China for approval. In addition, we also actively cooperated with universities and scientific research institutes to carry out industry-university-research cooperation, fully combined the technology and talent advantages of universities with the industry and product experience of Li Auto, and jointly developed cutting-edge technologies that meet the needs of the market and users. Li Auto Inc. 2022 Environmental, Social and Governance Report Innovative Pioneer and Outstanding Product

2.2.3 Protecting Intellectual Property In strict accordance with the Patent Law of the People’s Republic of China and the Copyright Law of the People's Republic of China, Li Auto attaches great importance to independent innovation and intellectual property rights protection. We have formulated special intellectual property protection policies such as the Patent Application Administration Measures and the Patent Guidelines, revised the Patent Application Management Measures, issued the Li Auto Inc. Detailed Rules for the Implementation of the Patent Application Administration Measures and the Intellectual Property Incentives Management Measures in 2022, further standardizing the patent application process, improving the Company’s reward method for inventors’ patent application and creators’ copyright, and constantly improving the intellectual property rights protection system. In accordance with the relevant laws and regulations of the Trademark Law of the People's Republic of China, we have formulated internal systems such as the Trademark Management System, the Standard Process of Trademark Registration Application and the Standardized Process System for Trademark Protection, constantly improving the trademark registration management system, strengthening the distribution of domestic and foreign trademarks, actively, comprehensively and severely cracking down on trademark preemption and trademark infringement, and effectively safeguarding the rights and interests of Li Auto brands and trademarks. During the reporting period, Li Auto intellectual property management system was certified to GB/T 29490-2013. In addition, we organize intellectual property rights-related training for product developers and fresh graduates to improve employees’ awareness of intellectual property right protection and motivation for technological innovation. In 2022, we conducted training on the general theory of intellectual property, the risk of intellectual property terms, the basic knowledge of trademark copyright, and patent knowledge for the departments of the electric vehicle, R&D and operation, smart cabin, and autonomous driving to circulate the concept of intellectual By the end of 2022, Li Auto had obtained 2,061 authorized patents, 655 registered and approved trademarks and 54 copyrights. Among them, the invention patent of “control method and device for energy feedback” was awarded the title of “Excellence Patent” of the 23rd China Patent Award. Li Auto’s IPR at domestic and international level Intellectual Property Rights Data Cumulative number of patent licenses in China 2,028 Cumulative number of international patent licenses 33 Cumulative number of trademarks acquired in China 575 Cumulative number of international trademarks acquired 80 Certificate of “Excellence Patent” of the 23rd China Patent Award 33 property right to business relevant business departments and improve awareness of intellectual property right risks. In 2022, Li Auto held 28 intellectual property protection training sessions, totaling 30 hours. Case Study: Celebrating the World Intellectual Property Day In 2022, we selected and commended the patent exemplary employees and departments in 2021 according to the Intellectual Property Incentives Administration Measures, sent an online announcement to all employees of the Company on April 26, the World Intellectual Property Day, and put up posters in the office buildings of Beijing R&D headquarters. Li Auto Inc. 2022 Environmental, Social and Governance Report Innovative Pioneer and Outstanding Product

2.3 Supply Chain Management A comprehensive supply chain management system is the cornerstone for Li Auto’s sustainability. We establish an efficient two-way communication channel to continuously monitor suppliers’ ESG performance and build a sustainable supply chain featuring openness, honesty and cooperation. 2.3.2 Supplier Access and Evaluation 2.3.1 Supplier Management System Li Auto strictly complies with the Bidding Law of the People's Republic of China and has formulated internal management systems such as the Supplier Management Manual, the General Procurement Rules, the Performance Management Regulations for Parts Supplier, and the Quality Rejection (QR) Management Measures for Purchased Parts, set up strict management processes covering supplier sourcing, access and elimination, examination and evaluation, performance evaluation, communication and exchange, to ensure closed-loop management of the supply chain. Li Auto supervises and makes decisions centering on category strategy, supplier management strategy, supplier nomination process and other related issues. In 2022, we formulated dual sourcing solutions to enhance resilience and ensure safety and stability of the supply chain. As of December 31, 2022, Li Auto had had 363 Tier 1 suppliers1 .. To improve supplier management efficiency, we classify and grade suppliers according to their characteristics into strategic suppliers, important suppliers and general suppliers. At the stage of supplier identification and access, we organize on-site visits to potential suppliers in terms of product quality, compliance, environment, etc. Our cooperative suppliers are required to obtain the IATF 16949 certification or equivalent third-party certifications. In 2022, 100% of our Tier 1 suppliers were certified to IATF 16949. Distribution of Li Auto’s Tier 1 suppliers Region Data China 360 Overseas regions 3 For the admitted suppliers, we organize supplier performance assessment and evaluation quarterly, on which we investigate their comprehensive performance and divide them into four grades: excellent, qualified, yellow card and red card through the performance evaluation of their quality, cost, supply and after-sales. For suppliers receiving yellow and red cards, we will urge them to rectify and conduct dynamic tracking until all rectifications are completed. With rectifications completed, we will require the suppliers to receive evaluation again to obtain the grade of qualified or above. 1 Tier 1 suppliers refer to direct suppliers providing parts, components, and auxiliary materials for vehicle production, covering all kinds of parts, mold clamps and inspection tools, representing the largest procurement share of Li Auto. Li Auto Inc. 2022 Environmental, Social and Governance Report Innovative Pioneer and Outstanding Product 34

Li Auto Inc. 2022 Environmental, Social and Governance Report
Innovative Pioneer and Outstanding Product

2.3.3 Supplier ESG Management

Li Auto carries out risk identifications and assessments on supplier candidates in such aspects as product quality, production safety, business ethics, environmental impact, and labor, in accordance with the *Li Auto Inc. General Rules for the Procurement of Parts and Raw Materials.*

We set higher standards on the business ethics performance of suppliers and sign integrity agreements and relevant clauses with all suppliers to regulate their behaviors. We urge suppliers to establish an internal anti-corruption compliance management system, strictly managing the behavior of their employees and prohibiting all acts of corruption, unfair competition, fraud and bribery or other corruption-related crimes. We encourage suppliers and relevant third parties to report and make complaints about procurement malpractices through Li Auto's compliance reporting channels.

We give priority to suppliers certified to ISO 14001. We clearly require all suppliers to comply with national and local environmental protection laws and encourage suppliers to adopt energy-saving and emission-reducing production methods to produce products that satisfy recyclable standards. In addition, we promise to procure green environmental protection materials with less pollution and emissions that are recyclable. As of December 31, 2022, 89% of Li Auto's direct suppliers obtained ISO 14001 certification.

Case Study: Li Auto's procurement of environmental-friendly tires

To minimize the impacts of corporate operations on the environment, Li Auto established a partnership with Michelin to purchase its new low-carbon tires. According to the calculation of carbon emissions, compared with traditional tires, the new lightweight low-carbon tires can reduce CO_2 emissions by 67% in the production stage and 3% in the use stage. By the end of the reporting period, we applied the new low-carbon tires across our product lines.

We conducted supplier ESG audit in the form of questionnaire, communicated and provided rectification assistance according to the results and supplier feedback. In 2022, we designated ESG audit pilots from some strategic suppliers, through which we sorted out the status quo of and conducted preliminary communication on key issues such as product carbon footprint, product quality and safety, supplier behavior management, supply chain risk assessment, and defined the supplier management approaches. Based on the ESG audit results of suppliers, we put forward follow-up rectification requirements for the weak links in the ESG management of suppliers, supervised the implementation of rectification actions and constantly monitored rectification performance.

Li Auto supply chain ESG access audit score

ESG aspect	Requirement	
Quality	• Establish effective quality management systems • Obtain IATF 16949 or equivalent third-party certifications	• Inspect product quality and issue relevant reports • Set quality goals and take improvement actions
Safety	• Comply with national laws and regulations on building safety and fire safety • Set up work safety organizations, such as a Safe Production Committee	• Meet the requirements regarding the production, storage, and transportation of flammable and explosive dangerous goods • Meet information security requirements
Business ethics	• Sign integrity agreements and relevant clauses • Establish internal anti-corruption compliance management systems	• Prohibit all illegal acts of corruption, unfair competition, fraud, bribery, and other crimes among employees
Environment	• Abide by national and regional environmental laws and regulations • Assess the environmental impact of production and products	• Use recyclable, green materials whenever possible • Recycle vehicles and auto parts whenever possible • Obtain environmental management system certification, if possible, such as ISO 14001
Labor	• Comply with national labor laws • Stay in compliance with employment laws and prevent child labor or forced labor	

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Li Auto Inc. 2022 Environmental, Social and Governance Report

Innovative Pioneer and Outstanding Product

2.3.4 Conflict Minerals Management

We are dedicated to improving the traceability of raw materials in the supply chain and upholding responsible procurement principles. We encourage strategic suppliers and important suppliers to conduct due diligence on conflict minerals to ensure that the raw materials and components supplies do not involve conflict minerals.

2.3.5 Supply Chain Risk Response

We have carried out comprehensive risk analysis on the potential risks of the supply chain, and built early warning mechanism and complete risk prevention and control system for supply chain quality, capacity, delivery and ESG risks. In 2022, we developed a supplier pandemic risk warning module based on pandemic risks, sent the list of risk incidents through the supply chain risk warning system, and required relevant responsible personnel to respond within 24 hours. We issued daily early warning through the system to regularly check the updated information of new risk incidents, urging relevant parties to respond to risks.

Factoring into supply chain stability risks caused by COVID-19, geopolitical impacts and climate change, Li Auto eyes building local supply chains that are green and stable. By screening local suppliers, we have effectively shortened the procurement cycle, improved the logistics efficiency and reduced the supply chain risks and negative environmental impacts caused by long-distance transportation, achieving timely product delivery.

Li Auto's risk response model of supply chains

	Supplier admittance	Product development	Suppliers' manufacturing	Manufacturing at Li Auto	User usage
Quality risks	✔	✔	✔	✔	✔
Capacity risks	✔	✔	✔	✔	✔
Delivery risks	✔	✔	✔	✔	✔
ESG risks	✔	✔	✔	✔	✔
Response measures	• On-site audits • Capability assessments • ESG performance assessments	• Quality assessments • Key supplier management	• Controlling key processes and quality control points	• Quality improvements	• Quality performance tracking by big data



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37 2.3.6 Empowering Suppliers Li Auto attaches great importance to the cultivation and improvement of suppliers’ capabilities, and works vigorously with all parties in the supply chain to jointly address issues relating to product safety and quality assurance, thereby jointly building a stable, efficient and quality industrial supply chain. In 2022, we held the Global Partners Conference and the Partners Conference of the Li Auto Range Extender Manufacturing Base to improve suppliers’ capabilities through diversified interactions. 37 Li Auto Global Partners Conference 2022 In order to help small and medium-sized suppliers continuously improve their production capabilities and product quality, and gradually narrow the technological gap, we arrange our internal technical and quality teams to deeply engage in product development and production line construction of small suppliers such as Anhui NEV power, and assign dedicated personnel to guide them in the factory, thus helping them achieve high-level development. At the same time, we have effectively addressed capacity and supply risks of various suppliers, maintained the stability of supply chains, and mitigated systematic risks across supply chains by adopting localized and dual sourcing solutions. Case Study: 2022 Li Auto Global Partners Conference Case Study: Partners Conference of the Li Auto Range Extender Manufacturing Base On July 14, 2022, we held the 2022 Li Auto Global Partners Conference in Changzhou, Jiangsu Province, convening 300 global supplier partners. We had an annual communication with the suppliers and presented awards to the excellent ones to demonstrate Li Auto’s recognition. Taking the conference as an opportunity, we initiated the 2022 annual satisfaction survey, with an average score of 96.9. On March 9, 2022, the Partners Conference of the Li Auto Range Extender Manufacturing Base was held in Changzhou, Jiangsu Province, engaging 73 suppliers. Manufacturing base production line visit, promotion of the Li Auto’ supply chain strategies, thematic discussions and ideas sharing were organized at the conference, which effectively improved our communication and understanding with range extender suppliers. Li Auto Inc. 2022 Environmental, Social and Governance Report Innovative Pioneer and Outstanding Product

2.4 User Service To deliver our brand promise, we constantly improve our services with a variety of events to offer our users responsible, reliable and comfortable service experience. Li Auto’s well-developed direct selling and servicing network functions as a secure cornerstone to transparent, standardized and high-quality services for our users. To create standardized professional services for all stores across the country, we formulated and updated 26 management standards for servicing center operations in 2022 and issued 203 operation inspection standards for serving centers. We conduct internal checks and third-party 2.4.1 Responsible Marketing spot checks for all stores nationwide on a monthly basis to guide and help stores to develop standardized operations and service modes. We require the sales management teams both at headquarters and in different regions to formulate store visit plans on a quarterly basis and carry out irregular unannounced inspections to ensure the transparency and authenticity of the overall sales process. We also adopt sampling surveys to verify the authenticity of key sales data and the professional performance in services, thus ensuring excellent user experience in the sales process. Throughout the sales process, we enforce responsible marketing practices to guarantee the credibility and dependability of communication data and user experiences. We aim to prevent excessive marketing that can result from deceptive publicity by strictly adhering to responsible marketing practices. We accomplish this by sharing Li Auto’s sale data, range, energy consumption, safety, and other relevant information with our users and the public only after they have been certified by the national authority. To provide users with the best sales service experience, we have established an internal system to monitor the improper behavior of sales consultants. At the end of 2022, we launched the early warning system for abnormal data to identify abnormal business data suspected of fraud. We have revised the Business Management System for Retail Stores to comprehensively improve and supplement the “Yellow, Red and Black Lines” management method, requiring all employees of the retail stores to sign for confirmation, and strictly investigate and publish such misconduct as unauthentic follow-up records, unauthentic test drive records and order intake fraud. Li Auto Inc. 2022 Environmental, Social and Governance Report Innovative Pioneer and Outstanding Product 38

With a data-driven mindset, Li Auto has built a standardized, systematic and intelligent after-sales service system covering all online and offline service scenarios to facilitate a balanced coordination between online and offline teams to meet services needs of users. Our “service expert” mode dedicated to a carefree, convenient and exclusive user experience has been developed where a service expert serves as bridge to keep in touch with users through various communication channels such as telephone, the Li Auto App and WeCom Enterprise accounts. In line with the trend of electrification and intelligence of our future automobile products, we actively explore the business model of remote vehicle diagnosis to improve user experience. To realize our business positioning of “serving our users in a time-saving, considerate and convenient manner”, we launched mobile service pilots in 2022, providing door-to-door services for users’ basic maintenance needs with less time but better user satisfaction. 2.4.2 After-sales Support The after-sales service experience is an indispensable factor in enhancing user satisfaction and loyalty. With the goal of “serving our users in a time-saving, considerate and convenient manner”, we devote ourselves to improving after-sales service capabilities with the provision of diversified options for users. After-sales Service System After-sales Quality Assurance To improve services, Li Auto has established a unified headquarter coordination and management mechanism for quality assurance. We provide remote or on-site technical assistance for maintenance servicing centers, as well as regular supervision and guidance on their operations to deliver a satisfactory and consistent after-sales services. The after-sales technical support team has established a rapid response mechanism for product problems with 100% online and offline coverage, passive fault handling and active fault warning. The overall technical capacity of front-line teams is secured and further enhanced through the close cooperation among online, regional and central technical support teams. We are fully aware that the service awareness and professional skills of after-sales personnel are key to after-sales service quality. We effectively safeguard the consistency of after-sales service by combining online learning with offline teaching, with supplement of in-store training. As of the end of the reporting period, our training system had covered 100% of the after-sales service front-Maintenance Insurance Guarantee We continue to optimize the functional design of insurance products and related services according to user needs, and provide them with convenient insurance application or renewal services relying on advanced Internet technology, excellent professional insurance teams and diversified insurance channels. In 2022, to provide time-saving, considerate and convenient services, we provided online procedures to facilitate insurance applications and renewal with a detailed operational guidance. line employees. In 2022, Li Auto carried out 109 sessions of offline after-sales service training and 915 online courses, totaling 4,773 enrollments and 146,264 hours. The pre-job training rate for new employees reached 100%. Case Study: Li Auto mobile service pilots Since the kick-off in March 2022, Li Auto mobile service pilots have been launched in 13 cities, including Beijing, Shanghai, Guangzhou, Hangzhou, Zhengzhou,and Chongqing. To provide convenient and considerate on-site after-sales services for car owners, we offer a variety of services for routine maintenance and charging services. Car owners are accessible to service experts through various channels to make online reservations through the Li Auto App and WeChat official accounts. By the end of December 2022, more than 4,000 user service requests had been responded, achieving user satisfaction rate of 99.8%. Li Auto Inc. 2022 Environmental, Social and Governance Report Innovative Pioneer and Outstanding Product 39

2.4.3 User Experience Based on the brand relationship of “building a community where everyone respects each other to stimulate creativity”, Li Auto participates in the construction of the user community, listens to the voices of our users for a shared growth and satisfying user experience. We tirelessly explore users’ needs and prepare various complaint channels, including 7/24 self-service and manual services via telephone, Apps, WeCom Enterprise accounts. Through the whole process of collection, User Communication sorting, identification, feedback and solution, we continue to optimize the experience related to products and services, and establish a brand reputation management mechanism. According to the different types and severity of the incident, we take a multi-layered approach to guide front-line employees to process and follow the incident in an efficient and orderly manner. We will process and follow the work order as soon as possible after receiving the complaints, and follow up the user complaints to be resolved every day systematically in conjunction with the headquarters, regions and stores. We make “resolving a complaint case within 72 hours” as a core indicator and constantly update the handling procedures and standards of user complaints. * Please note: All roof equipment should be securely attached as per fitting guidance and must not be positioned in a way that obscures the LiDAR and front view camera. In 2022, Li Auto received 2,676 user complaints, 100% of which were handled and resolved in a timely manner. Li Auto Inc. 2022 Environmental, Social and Governance Report Innovative Pioneer and Outstanding Product 40

Guiding by the value of “exceeding users’ needs with excellent products and services”, we pay close attention to user satisfaction during and after sales to answer dynamic changes of users’ needs with quality services. In 2022, Li Auto’s user satisfaction rate reached 99.83%1 .. Test drive is one of the most important service links. We invite users to rate the professional knowledge and service of the product experts after the test drive to learn their feedback and respond to their questions and concerns over the product in a timely manner. In 2022, we achieved 99.85% of test drive User Satisfaction Management satisfaction rate as a result of our efforts in the strict service management and tracking. It shows strong evidence that we have provided expected test drive experiences. Li Auto highly prioritizes user satisfaction after delivery. We adopt the Net Promoter Score (NPS) research mechanism to distribute questionnaires for users on important days throughout the timeline after delivery to further understand their needs and continuously improve product and service experience. According to the Insight Report on the Net Recommendation Rate of Users in China's Passenger Car Market (2022) released by BITAUTO Research Institute in September 2022, Li Auto NPS ranked second in the net recommendation rate of China's mainstream passenger car brands with a score of 67.52%. 1 This data is calculated from the proportion of users providing voluntary comments, with a user coverage of 57.38%. Li Auto Inc. 2022 Environmental, Social and Governance Report Innovative Pioneer and Outstanding Product 41

Li Auto Inc. 2022 Environmental, Social and Governance Report

Innovative Pioneer and Outstanding Product

User Community Building

As a brand focusing on product quality and user feedback, Li Auto is committed to effective communication with users. We vigorously build user communities defined by mutual respect, develop rich, interesting and practical content and function, thus constantly providing diverse value for users.

In 2022, we achieved effective communication and shared growth with our users by holding various activities such as the Driver Assistance Safety Month, Message from Product Managers, and Co-creation of Li Auto Community with Car Owners.

Case Study: Knowledge sharing of safe driving in the Li Auto user community

In July 2022, according to the analysis of the accidents, Li Auto summarized six dangerous behaviors that users are most likely to ignore during the long-term use of driving assistance and the six situations with high occurrence rate of accidents, in the forms of images and texts, videos for publicity in stages.

Case Study: Messages from product managers

After the delivery of Li L9 and Li L8, we engage ourselves in extensive communication with our users to collect their feedback on product experience. To this end, the product managers of Li Auto published articles in the community such as *Li L9 Product Experience Improvement Plan* and *Answers to Popular Questions about Driving Assistance* to dispel users' concerns through in-depth communication in a timely manner, providing users with a fresh car service experience.

Case Study: Li Auto community - better service for family travel

We have created the "Li Auto Community" module where the vehicle can connect with App in the form of popular photo spots through vehicle travel records, enabling family users to choose holiday travel destinations under travel scenarios to improve travel experience.

In 2022, through the Co-creation with Car Owners, we launched a special activity under the theme of "A better family travel with Li Auto community". During the event, we engaged car owners in group discussions on relevant topics to understand real pain points and needs of users in the family travel scenarios.

Report on Driver Assistance Safety Month of Li Auto

Li Auto's first Driver Assistance Safety Month campaign has been well received by users, with high participation enthusiasm:

32,339

Users completed the backtest and received badges

104,770

Views of "My Experience of Using Assisted Driving"

95%

More than 95% of car owners said they were aware of the risky scenarios and risky behaviors of assisted driving.

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03 Inclusive Care and Shared Growth Li Auto pursues the talent concept of “creating a workplace with respect, trust, growth, achievements and rewards for employees”. We fully protect our employees’ rights and interests and support their personal growth and development with a diverse and inclusive working environment. We also devote ourselves to attracting diverse talent and achieving shared growth with employees. Attracting Talent Cultivating Talent Ensuring Safety and Health 43 Li Auto Inc. 2022 Environmental, Social and Governance Report Inclusive Care and Shared Growth

3.1 Attracting Talent Li Auto provides employees with an equal and diverse working environment, competitive salary packages and welfare benefits as well as a promising career development platform. We make ongoing efforts to attract global talent from different backgrounds to build a diversified talent pool. 3.1.1 Equity and Diversity Li Auto upholds legal recruitment practices in strict accordance with the Labor Law of the People's Republic of China and other relevant laws and regulations. We have established a talent recruitment management standard reflected in the Recruitment Management Policies and Li Auto Inc. Privacy Policy for Job Application. In 2022, to further optimize the standardized and refined management of recruitment and employment processes, we launched the digital talent recruitment management system. When admitting new hires, we make utmost efforts to screen their ID information to prohibit child labor or forced labor and require them to sign the Confirmation Letter of Entry Commitment and Employment Conditions. During the reporting period, no child or forced labor incidents occurred at Li Auto. Li Auto Inc. 2022 Environmental, Social and Governance Report Inclusive Care and Shared Growth 44

Li Auto Inc. 2022 Environmental, Social and Governance Report

Inclusive Care and Shared Growth

Li Auto's employee composition

Indicators	Categories	Unit	Data in 2022
Total number of employees	/	person	19,396
Number of employees by employment type	Full-time	person	19,396
	Part-time	person	0
	Outsourced	person	0
Number of employees by gender	Male	person	15,860
	Female	person	3,536
Number of employees by rank and gender	Proportion of male employees in senior management	%	94.74
	Proportion of female employees in senior management	%	5.26
	Proportion of male employees in middle management	%	86.62
	Proportion of female employees in middle management	%	13.38
	Proportion of male employees in junior management	%	90.62
	Proportion of female employees in junior management	%	9.38
Number of employees by function and gender	Proportion of female employees in senior management positions and revenue-generating functions	%	5.26
	Proportion of female employees in STEM[1]-related positions	%	15.42

[1] STEM is an acronym for the fields of science, technology, engineering and math. STEM workers refer to those who apply science, technology, engineering or mathematical knowledge in their daily work.

Data in 2022 | Categories


Number of employees by age
9,685
9,106
605
29 and below
30 to 39
40 and above


Number of employees by rank
19,075
160
142
19
Senior management[2]
Middle management
Junior management
General employees


Number of employees by educational background
6,561
5,791
4,041
3,003
Master and above
Undergraduate
Junior college
Senior high school and below


Number of employees by profession category
9,199
4,838
4,318
1,041
R&D
Sales and marketing
General and administrative services
Production

[2] The definition and the caliber of "senior management" in this report differ from that in the financial reports, which only apply to this report.

Indicators	Categories	Unit	Data in 2022
Number of employees by job type	Blue-collar employees	person	5,372
	White-collar employees	person	7,051
	Store employees	person	6,973
Number of special employees	Employees with disabilities	person	105
	Ethnic minorities	person	1,086
	Overseas employees	person	26

Li Auto's employee turnover

Total number of employee turnover	/	person	6,218
Employee turnover rate	/	%	32.06
Employee turnover rate by gender	Male	%	31.92
	Female	%	32.69
Employee turnover rate by job type	Blue-collar employees	%	50.22
	White-collar employees	%	17.39
	Store employees	%	32.90
Employee turnover rate by age	29 and below	%	38.26
	30 to 39	%	26.56
	40 and above	%	15.54

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Li Auto Inc. 2022 Environmental, Social and Governance Report
Inclusive Care and Shared Growth

To create a fair and inclusive working environment, we have formulated and updated the internal policies such as the *Li Auto Inc. Employee Handbook*, the *Li Auto Inc. Anti-Discrimination Management Provision*, and the *Li Auto Inc. Anti-Sexual Harassment Management Provision*, strictly prohibiting discrimination, harassment or malpractices based on race, color, religion, nationality, descent, sex, age, marital status, mental or physical disability, sexual orientation, or any other characteristics protected by law.

We strive to build a diversified and international cultural atmosphere for employees. We respect different cultural customs in different regions and provide care for minority employees.

Overview of Li Auto's care for ethnic minorities

Region	Group	Care action
All offices equipped with canteens	All employees	Ethnic meals in the canteen
Ningxia	All employees from Ningxia Hui Autonomous Region	"Eid al-Fitr" and "Eid Al-Adha" holidays
Guangxi	All employees from Guangxi Zhuang Autonomous Region	Lunar March 3rd holiday
Xinjiang	Employees of all ethnic groups from Xinjiang Uygur Autonomous Region	"Ruzi" and "Eid Al-Adha" holidays
Tibet	All employees from Tibet Autonomous Region	"Tibetan New Year" and "Sho Dun Festival" holidays

Li Auto's diversified workforce composition:

Our employees are from:

15 countries and regions

including China, South Korea, the United Kingdom, Germany, Australia

1,015 of our employees are from:

37 ethnic minorities

including Mongolian, Hui, Sibe, Bai

We attach great importance to the construction of diversified talent echelons and continue to expand the recruitment channels. In 2022, we started the on-campus recruitment channel for new graduates for the first time, attracting more than 2,000 fresh graduates with different professional backgrounds.

Li Auto's new hires composition

Indicator	Category	Unit	Data in 2022
Total number of new hires	Total number of new hires from social recruitment	person	13,736
	Total number of overseas new hires	person	8

Case Study: Li Auto's Open Day for online on-campus recruitment

In June 2022, an online Open Day was held to show students Li Auto's office areas, intelligent production lines, and retail and after-sales stores. We also invite employees to share their daily work routine and experience as senior schoolmates to help students gain a multi-dimensional understanding of Li Auto.

In addition, we have set up a first-level post-doctoral research center to jointly train post-doctoral talent with the School of Vehicles and Mobility of Tsinghua University.

Case Study: "Sailing Plan" school-enterprise cooperation project

In January 2022, Li Auto launched the "Sailing Plan" school-enterprise cooperation project, designated to cultivating a large number of quality talent in after-sales maintenance and manufacturing. The "Sailing Plan" has collectively empowered and certified 40 college teachers, invested more than 100 vehicles and various maintenance tools for schools, and decorated classrooms and training venues. It also provided students with more than 300 hours of after-sale courses and more than 20 courses about online manufacturing and carried out one-year joint training and practical teaching.

As of the end of the reporting period, more than 1,000 trainees had been cultivated from nearly 50 cooperative colleges and universities under the "Sailing Plan". It is expected that more than 1,000 available interns will be nurtured as new reserve forces through on-campus recruitment for Li Auto.

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1 HRBP, Human Resource Business Partner, is the human resource manager assigned by enterprises to various businesses or business divisions. We establish channels to listen to employees and understand their needs in hope of ameliorating our working environment with a better working experience. We encourage employees to actively report any violation of the Li Auto Inc. Employee Handbook, Li Auto Inc. Anti-Discrimination Management Provision, and the Li Auto Inc. Anti-Sexual Harassment Management Provision. We promise to investigate and seriously handle the misconduct as soon as we receive the report, and strictly keep the reported information confidential to provide protection for the whistleblower. During the reporting period, no employee made complaints regarding equity and diversity at Li Auto. Li Auto’s communication channels for employee 47 Two-way communication channels for work objectives and performance feedback We require managers to conduct performance interviews with employees and carry out performance interview skills training, performance management communication workshops and other activities. We distribute questionnaires after quarterly performance communication to acquire employees’ feedback on performance management. HRBP1 communication channel The HRBP team bridges employees to ask senior management questions, facilitates their exchange frequency and enhances employees’ recognition of corporate strategy and culture. Li Auto Inc. 2022 Environmental, Social and Governance Report Inclusive Care and Shared Growth

Li Auto Inc. 2022 Environmental, Social and Governance Report
Inclusive Care and Shared Growth

3.1.2 Employee Benefits

Li Auto develops a salary incentive and welfare system with internal fairness and external competitiveness for employees, aiming to enhance employees' sense of happiness from multiple fronts.

Li Auto has developed a complete salary incentive system to provide employees with competitive salaries, including performance-based cash incentives and long-term equity incentives. We have improved the performance management scheme centering on the OKR[1] and ideas from The Seven Habits of Highly Effective People, and linked the performance appraisal results with promotion, salary adjustment and cash reward. To encourage key employees and managers to share our growth achievements, we have adopted the equity incentive plan, which covers senior, middle, entry-level and front-line employees.

Dedicated to our mission of "Create a Mobile Home, Create Happiness" ("创造移动的家，创造幸福的家"), we provide all employees with a wide range of non-salary benefits ranging from work-life balance and health support to employee care, enhancing their sense of belonging and happiness.

Case Study: Li Auto celebrates International Women's Day for female employees

In celebration of International Women's Day in 2022, Li Auto prepared a special gift for every female employee, and organized photo spot of women's declaration to encourage women to speak out in the workplace.

Case Study: Spring and Summer Sports Months

In 2022, Li Auto encouraged the employees to stay fit and healthy by holding activities themed with "Sports Months" in Spring and Summer to enrich their leisure time. In April, we launched a 14-day online sports check-in activity with the theme of "Spring Sports Month". 482 employees participated in this activity, totalling 3,721 check-ins, involving more than 20 sports. During the "Summer Sports Month" activity, we encouraged the employees to record precious moments of interaction with nature, friends, and the world. 169 employees checked in nearly 400 times in the whole process of the "Summer Sports Month" activity.

Non-salary benefits for employees of Li Auto

Pre-employment care	• Pre-employment physical examination	• Pre-employment training
Colorful life	• Women's festival events and special workplace events • Sports competitions	• Li Auto's anniversary celebration • Birthday celebrations and gifts for employees
Maternity support	• Maternity leave, maternity check leave, nursing leave, paternity leave for female employees and male employees	• Maternity rooms
Insurance guarantee	• Social insurance including endowment insurance, medical insurance, unemployment insurance, industrial injury insurance and maternity insurance • Housing provident fund • Supplementary medical insurance, major disease insurance and accidental injury insurance	• Self-paid commercial insurance plans of "Family care" groups • Protection plans for specific types of jobs • Major and serious diseases assistance • Financial assistance to charity funds
Health guarantee	• Free lunch, fruits, drinks, and overtime meals • Annual comprehensive physical examinations • Mental health services and support	• Spring and summer sports month, and basketball match • Online aerobics classes
Convenient life	• Multi-route shuttle buses • Shuttle buses between factories	• Vending machines • Convenience stores, supermarkets, and cafes

[1] OKR, Objective and Key Results, is a simple and effective system for enterprises to conduct objective management, which was first developed by Intel.

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Li Auto Inc. 2022 Environmental, Social and Governance Report
Inclusive Care and Shared Growth

3.2 Cultivating Talent

Li Auto regards talent cultivation as an important organizational strategy. Adhering to the talent concept of "hold our destiny and break growth limits", we have established a sound employee training and development system to achieve the synchronous improvement of employee capacity and organizational performance.

3.2.1 Cultivation and Training

To promote common growth with our employees, we have established a training system covering the full path of employees' career growth. We make full use of internal expert resources to develop training courses and hire external experts to strengthen the professional abilities of employees at different levels. For employees with different backgrounds and ranks, we have launched a training program focusing on the three aspects of general ability, professionalism, and leadership to support the growth and development of employees.

In 2022, we upgraded the training program for fresh graduates and developed a six-month novice training camp for fresh graduates, including comprehensive online and offline courses, task practices and departmental training with mentors.

We have established a training system for internal trainers and encourage our employees to participate in its construction. If course development and teaching accomplish, employees can climb the ladder from department-level lecturers to company-level lecturers and honorary lecturers. As of the end of the reporting period, Li Auto had trained and certified 259 internal trainers.

In addition, we provide quality professional training and qualification certification opportunities for employees. In 2022, 14 employees participated in Project Management Professional (PMP) and New Product Development Professional (NPDP) training sessions and received corresponding certificates.

Li Auto's training process of the novice training camp for fresh graduates

	Novice training camp		Training completed
	The 1st month	The 2nd to 6th month	The 6th month
Stage	Company training	Department training	Performance assessment
Milestone	Company training completed	Training assessment	Summary report/Probation assessment
Core task	1. Online course learning 2. Offline training	1. Department training 2. Task practice 3. Tutor guidance	1. Courses and training review 2. Assessment and qualification

Li Auto's classification of internal trainers


Honorary lecturers
Awarded for annual evaluation
Company-level certified lecturers
Pass the company-level lecturer certification process
Department-level certified lecturers
Pass the department-level lecturer certification process
Benchmark users: Focus on shaping their good image as models to attract more people to enter the internal trainer system.
Core users: An important part of the teaching force to deliver more influential courses at company-level.
High-potential users: Play a key role in teaching professional courses, developing and teaching courses in professional fields, and being encouraged to expand the teaching influence with the support of the Company.

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We build systematic training courses for new hires based on their positions and regularly update training plans, in bid to help them understand our corporate culture and effectively improve their professional skills and perform their duties. Li Auto’s employee training performance New Employee Training Case Study: Fresh graduate training We set up a complete training system and plan for each fresh graduate and match our key talents with them as career mentors. Vocational mentors will develop training plans for newly employed graduates, conduct training guidance and operation, and regularly provide feedback to help them get used to the role transformation from students to staff as well as from theory to practice. Indicators Categories Unit Data in 2022 The number of employees trained total number of employees trained person 398,701 Total training hour by gender Male hour 508,476 Female hour 102,143 Total training hour by rank Senior management hour 435 Middle management hour 4,246 Junior management hour 6,160 General employees hour 599,777 Average training hour by gender Male hour 32.06 Female hour 28.89 Average training hour by rank Senior management hour 22.90 Middle management hour 29.90 Junior management hour 38.50 General employees hour 31.44 Percentage of employees trained by gender Male % 98.60 Female % 98.58 Percentage of employees trained by rank Board of Directors % 100 Senior management % 86.96 Middle management % 99.66 Junior management % 97.92 General employees % 99.00 Li Auto Inc. 2022 Environmental, Social and Governance Report Inclusive Care and Shared Growth 50

We have established a tiered training system for Li Auto’s managers. It aims to provide learning paths and resources for managers at different levels and provide managers with resources for self-management, team management and collaboration. In 2022, we carried out the “Executive Business School” project for heads of key positions in the first-level department, with a total of 26 students in the first batch. For middle-level managers, we have carried out We improve the product map of employees’ general ability based on the analysis of user pain points and business challenges, as well as the study of the ideas from The Seven Habits of Highly Effective People. We encourage business managers and key talent to share professional knowledge and cases in their fields, promote the accumulation of achievements within the organization, and encourage employees to produce new perspectives and insights. In 2022, we carried out professional training for all employees. We actively introduce external paid training resources and combine internal experience sharing to integrate knowledge in work, effectively improving the professionalism of employees and broadening their understanding of cutting-edge knowledge and technology as well as excellent industry practices. Professional Training General Ability Training Leadership Training 1 The TBP competition is a series of activities continuously carried out by Li Auto to promote employees to produce business solutions. Case Study: “Star Plan” training camp Li Auto pioneers the training camp mode of “Star Plan” for the newly employed fresh graduates of after-sale service departments. During a month-long theory and technology training in the camp, we have set up courses including product knowledge, vehicle function operation, maintenance technology and specifications. The training camp is staffed with head teachers, instructors, monitors, team leaders, and group leaders for teaching assistance and daily coaching. The “Star Plan” training camp supports Li Auto in effectively building a direct sales service model team of “one expert for whole-process services”. As of December 31, 2022, the first and second “Star Plan” training camps had helped 112 fresh graduates successfully complete the role transformation from students to professionals. In April 2022, we held the second Li Auto TBP contest, inviting 1,763 participants and producing 1,483 business solutions. 8 sessions of the “Developing Managers-White-collar Training Program”, with a total of 240 trainees, and more than 90% of trainees expressed satisfaction with the training program. To cultivate high-level talent in the industry and encourage the continuous growth of our employees, Li Auto provides a variety of support programs for continuing education and degree certification. We prepare senior managers with degree certifications related to business management and support some of them to participate in EMBA/MBA degree programs through the national unified examination every year for enhancement in their business operation ability. Li Auto Inc. 2022 Environmental, Social and Governance Report Inclusive Care and Shared Growth 51

Li Auto Inc. 2022 Environmental, Social and Governance Report
Inclusive Care and Shared Growth

3.2.2 Promotion and Development

Li Auto has fair, clear and transparent career promotion channels for employees.

Career Paths

We establish a dual-channel development mode of professional and managerial talent covering white-collar, store-based and blue-collar employees. Their performances are evaluated in a comprehensive and objective way to build fair and smooth career development channels.

Li Auto's promotion standards

White-collar employees	Under the framework of dual promotion channels featuring professional sequence and management sequence, we formulate personalized promotion paths factoring into both functional modules and professional capabilities.
Store-based employees	We put in place a 8-level promotion ladder from product experts to senior executives.
Blue-collar employees	We put in place a 9-level promotion ladder including management-oriented paths and skill-oriented paths.

Performance Appraisal

Li Auto has created an efficient performance management framework based on the concept of ability-oriented selection and skill incentive. Targeted promotion assessment schemes have been set up for various types of career development channels.

We assess the performance of our employees on a quarterly basis and carry out promotion evaluations on an annual or quarterly basis to ensure the fairness and transparency and to motivate employees to pursue their self-growth.

Li Auto's classified promotion criteria

White-collar employees	The core promotion standards include OKR and the ideas from *The Seven Habits of Highly Effective People.*
Store-based employees	The core promotion standards include performance assessment, compliance, and integrity.
Blue-collar employees	The core promotion standards include performance and skill standards.

Li Auto's human resource awards in 2022

China's Top 10 Healthy Employer	Chinese Association of Human Resource Development
China Best Employer Award	Zhilian Zhaopin
Beijing Outstanding Employer	Liepin
King's Ark - The Most Talent-Cherished Employer	Boss Zhipin
Employer with Best Growth in Nowcoder	Nowcoder
Newly Selected Employer	58.com
Excellent Employer	Maimai
Most Influential Employer	Haitou
Favorite Employer	Shixiseng

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Li Auto Inc. 2022 Environmental, Social and Governance Report

Inclusive Care and Shared Growth

3.3 Ensuring Safety and Health

Li Auto cares about the physical and mental health of employees and is committed to creating a safe and healthy production and working environment for employees.

3.3.1 Production Safety

In addition to continuously improving production safety measures in terms of institutional systems, management approaches and technology, Li Auto also attaches great importance to improving safety protection awareness of employees and providing comprehensive guarantees for production safety.

Li Auto's occupational health and safety management objectives:

0 occupational diseases and serious injuries or above;

0 fire accident with loss exceeding RMB5,000;

0 administrative penalty;

100% compliance of Environment, Health & Safety (EHS) policy on the new reconstruction and expansion projects.

In 2022, we achieved our intended occupational health and safety management objectives.

Safety System Building

Li Auto has adopted the safety management policy featuring "Safety first, Law-based, Accident prevention, and Continuous improvement", and established an EHS center, which is tasked with planning the corporate EHS system, and managing and empowering internal employees, manufacturing supplier partners as well as relevant personnel from a third party. The EHS Center assigns environmental protection teams and sets up safety management rooms in each base. To ensure the implementation of the production safety accountability system, Li Auto includes safety responsibility assessment indicators in the quarterly performance appraisal of personnel in charge.

We strictly comply with the relevant laws and regulations such as the *Production Safety Law of the People's Republic of China*, the *Prevention and Control of Occupational Diseases Law of the People's Republic of China* and the *Fire Prevention Law of the People's Republic of China*, and formulate rules and regulations related to production safety.

In 2022, in accordance with the *Occupational Health and Safety Management System - Requirements and Guidelines for Use* (GB/T 45001-2020), we updated and revised the *EHS Manual* and formed a unified management standard which has been strictly implemented in the production, operation and construction of each base.

During the reporting period, our manufacturing base that had been put into production had 100% completed the construction of ISO 45001 occupational health and safety system and was certified by third parties. In the construction phase, the new base will build a management system according to the requirements of ISO 45001, and plan to initiate the system certification immediately after completion.

Li Auto's EHS management system

Level 1	One manual	The EHS management manual: *Functional Distribution Table of the EHS System* and *Documents list of the EHS System.*
Level 2	16 procedure documents	*Management Procedure for Laws, Regulations and Other Requirements, EHS Accountability System Management Procedures, EHS Training Management Procedures, Control Procedure for Pollution Source Emission of Manufacturing Base,* etc.
Level 3	44 management rules and forms covering production safety, occupational health, fire protection, environmental protection, etc.	*The Management System of EHS Inspection and Hazard Governance, Protection System for Women Workers and Minors, Safety Production Input Management System, Occupational Hazard Prevention and Control Accountability System, Safety Management System for Lithium Battery of NEVs and Environmental Management Process for Construction Projects,* etc.

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54 We have established management and inspection mechanisms for production safety risks, and regularly carry out comprehensive risk identification, safety inspection, and safety equipment upgrading. In 2022, we upgraded our function in crisis prevention and control, and established a database of EHS violation cases, typical accidents, and hazard types. On this basis, we unite various manufacturing bases to actively and Production Safety Management Safety Emergency Management comprehensively identify and respond to risks and opportunities, increasing the predictability of risk management. We regularly conduct comprehensive safety inspections, including monitoring of occupational hazard factors, physical examination of employees, noise monitoring, annual inspection of special equipment, and review of special operation certificates. To ensure the continued effectiveness of the inspection, we regularly calibrate and maintain the EHS detection and measuring equipment. We continue to improve our capacity to handle the production safety emergency and are committed to mitigate sudden production safety accidents effectively and timely to prevent the amplification or deterioration of the Li Auto’s safety inspection and risk identification in 20221 Number of safety inspections 341 Number of safety inspection stations 11,947 1 Covering Changzhou Manufacturing Base and Beijing Manufacturing Base. accident, so as to minimize the impact of the accident on the life and health of employees, property safety and ecological environment. In accordance with Guidelines for the Preparation of Emergency Plans for Production Safety Accidents in Production and Business Units (GB/T 29639-2020) and a series of national safety assessment specifications, we have updated the Emergency Plan for Production Safety Accidents to clarify the emergency organization and responsibilities and refine identification and assessment of production safety accidents. We classify the response according to its type, severity, controllability, and scope of impact of production safety accidents, and then formulate corresponding handling procedures and standards. We conduct regular emergency plan training and drills for employees to ensure that emergency rescue resources can be effectively and reasonably used in a timely manner for emergency rescue and responses. Li Auto Inc. 2022 Environmental, Social and Governance Report Inclusive Care and Shared Growth

Li Auto Inc. 2022 Environmental, Social and Governance Report

Inclusive Care and Shared Growth

Production Safety Awareness Enhancement

We closely follow and constantly enhance the safety awareness of employees. All employees are required to receive occupational health and safety education and training and pass examinations before working at their positions. We provide new employees with three-level safety education and training, and conduct special safety management training and other safety training schemes in day-to-day work to effectively enhance their safety awareness and improve the operation and protection skills in the production process.

In 2022, Li Auto conducted 216 employee safety training sessions for 122,614 participants.

Case Study: Safety production month in Changzhou Manufacturing Base

In June 2022, the Changzhou Manufacturing Base of Li Auto organized the month of safety production themed "abiding by production safety laws to be the principal personnel in charge". The event is carried out on a weekly basis comprised of different topics, including "safety emergency drill week", "safety poster contest week", "safety publicity and consultation week", and "safety knowledge competition week".

Case Study: Firefighting month in 2022

In November 2022, firefighting month was carried out at Li Auto with the theme of "ensuring fire safety and high-quality development" for all bases, logistics warehouses, staff dormitories, construction, and accommodation areas of interested parties. During the event, we organized all employees to participate in firefighting ability training and examination, fire emergency drill and fun sports meetings. We also carried out training sessions on fire risks in autumn and winter, inspections on key fire hazard spots and special inspections to effectively improve fire safety awareness for all employees.

Case Study: Training on safety production laws and regulations

In June 2022, Li Auto invited the leaders of the Emergency Management Bureau to provide training for management teams in Changzhou Manufacturing Base on safety production laws and regulations to improve their safety awareness.

Case Study: Exchanges on fire safety

On July 20, 2022, a total of 58 firefighters from the fire brigade of Wujin District of Changzhou City arrived at Changzhou Manufacturing Base of Li Auto for a half-day training, visit and exchange activities. During the event, all the fire brigade officers listened to the introduction of the personnel in charge of production, visited the automobile production lines, checked the setting of the fire pump and the fire emergency plan, and the in-house small fire station. Both the production personnel and fire brigade officers had a thematic discussion on the fire safety of the lithium battery of NEVs.

Li Auto's four-level safety training system

Corporate level	• Prepare and update plans of production safety training every year; • Conduct research on employees training demand at the beginning of each year and organize and conduct EHS-related awareness training, specialized training and qualification authentication training accordingly; • Provide three-level safety education and training and special safety management training courses for new employees; • Require employees to sign the occupational hazards notification; • Require employees to complete personal health information form.
Workshop level	• Conduct safety education and training on occupational hazards tailored for workshops.
Shift level	• Inform employees of the occupational hazards and protection requirements of their specific positions, so they exactly understand those hazards exposed to them and how to protect themselves.
Third-party employees	• Provide relevant employees with safety training before working in our factories, which includes guidance on labor protective wear, hazardous operation safety requirements and penalties for violating our rules.

Datasheet on work injuries of Li Auto's employees

Indicator	Unit	Data in 2022
Fatalities due to production accidents	person	0
Work-related injury accidents[1]	number	14
Employee work-related injury rate	%	0.07
Working days lost due to work-related injuries	day	106.5
Injury rate per million hours[2]	%	36.09

[1] In 2022, the 14 work-related injury accidents included road traffic accidents outside our offices and factories which were determined as work-related injuries, recording no serious injury accidents.

[2] Injury rate per million hours = (Number of lost-time injuries)/(Total hours worked) * 1000000

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3.3.2 Occupational Health Li Auto attaches great importance to the physical and mental health of employees and has established a complete occupational health management system to provide employees with a safe and healthy working environment. We carry out regular identification of occupational hazards and risks and comprehensively protect occupational health of employees. During the reporting period, no occupational diseases or suspected occupational diseases were found at Li Auto. 1 EAP，Employee Assistance Program，即员工帮助计划。 Occupational health management system Occupational health examination and evaluation Under the EHS management system, we have established 12 three-level management systems related to occupational health, including the Occupational Hazard Prevention Responsibility System and the Occupational Hazard Factor Detection and Evaluation System. We carry out regular identification and monitoring of occupational hazards to better control employees’ exposure to occupational hazard, and implement the digital operation for occupational hazard and health monitoring. Employee benefits on occupational health Management of personal protective equipment (PPE) We organize pre-employment, on-the-job, and post-employment physical examinations for all employees, establish employee safety and health files, gradually strengthen chronic disease monitoring, mental health counseling and ergonomic optimization, and provide convenient medical and drug purchase services for employees during the pandemic. We provide all front-line employees with a full set of high-quality and comfortable protective equipment free of charge, formulate the PPE wearing standards for different posts, and distribute them according to the post distribution standards so that the employees can wear them properly. Working environment improvement Occupational health training We process the reform of production process, equipment, and facilities. For example, noise is one of the biggest occupational hazards influencing factors. We adopt totally enclosed noise reduction external protection measures for stamping line B in terms of equipment selection to effectively block the noise generated by the press during the stamping process. We conducted pre-employment occupational health training, regular occupational health training and examination for all employees. We inform employees of the types and distribution of occupational hazards and ensure that employees know the occupational hazard factors and control measures of their posts. Main contents of the Li Auto's employee assistance program We provide 24-hour work and life psychological counselling services. Employees can dial the 400 hotlines to make appointments conveniently and the counseling can also be realized through video online. From Sunday to Friday, we post daily articles on mental health reading. The topics include workplace psychology, mental health, marriage emotion, parent-child education, interpersonal relationship, etc. We provide employees with the Xinque Cloud platform for mental health testing. Our employees can immediately obtain personal feedback reports online after completing the online mental health test. The report includes their mental status and health suggestions. It comprehensively analyzes employees’ personal status and locates the work factors that may affect employees' personal status, so as to help them understand their actual psychological status and needs. We carry out the empowerment training for the blue-collar team leaders in the base, guide the team leaders with the EAP psychological management technology, help them identify and locate the abnormal emotions of team members, understand the causes behind them, and master the psychological methods of counseling emotional problems. We carry out specialized promotion training on topics such as communication skills and workplace relationships. We provide 24-hour psychological counseling service through telephone for regional stores that are seriously affected by the pandemic. We highly value the psychological health of employees and have established the Employee Assistance Program (EAP), covering about 10,000 white-collar and store-end employees. EAP provides employees with diversified mental health services to guide them to adjust their working performance, help them gain a sense of happiness in their careers, and enjoy a balanced experience of efficiency and well-being. Case Study: Health benefits for employees during the COVID-19 pandemic Li Auto has formulated the working standards to respond to the Covid-19 pandemic, such as the Plan for Pandemic Peak, the Closed-loop Production Plan for Pandemic Prevention in Extreme Cases, and the Pandemic Prevention and Control - Notification Letter for All Employees. During the pandemic, the employees’ health is always a focus for us to care about. We purchase masks, antigens and medicines together for employees’ needs on pandemic prevention, testing and rehabilitation, and open up a green channel for medical treatment to ensure emergency treatment of employees. Li Auto Inc. 2022 Environmental, Social and Governance Report Inclusive Care and Shared Growth 56

04 Low-carbon Operation and Green Ambition Li Auto actively responds to the impacts and opportunities brought by climate change and integrates the low-carbon concept in all business links covering product design, production and operation, and logistics and transportation. We endeavor to establish a green and environment-friendly industrial structure and fulfill the environmental strategy of low-carbon and sustainable development. Climate Strategy Green Production Green Product Green Office Green Logistics Key Environmental Indicators 57 Li Auto Inc. 2022 Environmental, Social and Governance Report Low-carbon Operation and Green Ambition

4.1 Climate Strategy Climate change is a critical global issue. In response to the national “dual carbon” goals, Li Auto takes tangible actions represented by introducing carbon emissions reduction measures, making all-out efforts to address climate change. We disclose our climate-related risk management and responses in terms of governance, strategy, risk management, indicators, and objectives, drawing on the proposals of the Task Force on Climate-Related Financial Disclosure (TCFD) established by the Financial Stability Board (FSB). 4.1.1 Governance Li Auto has established a Carbon Neutrality Working Group to launch multiple initiatives including research on “dual carbon” strategies and setting of emission reduction targets. We are establishing our Carbon Neutrality Committee to establish a smooth internal communication mechanism, implement carbon emission reduction-related work and build a perfect dual carbon management system, thereby achieving our carbon reduction goals. The organizational structure of Li Auto’s Carbon Neutrality Committee Li Auto's Carbon Neutrality Committee The Carbon Neutrality Working Group Research & Development Supply Chain Manufacturing Sales and Services After-sales Administrative Management Capital Markets Legal Affairs and Compliance External Affairs …… Li Auto Inc. 2022 Environmental, Social and Governance Report Low-carbon Operation and Green Ambition 58

Li Auto Inc. 2022 Environmental, Social and Governance Report

Low-carbon Operation and Green Ambition

4.1.2 Strategies

Li Auto has incorporated climate risk identification and management into risk management systems as well as implemented full-scale identification and assessment of climate-related risks and opportunities. In 2022, we identified both transitional and physical risks related to our operations, and formulated countermeasures in alignment with our strategies and development.

In order to further tackle climate-related risks, we have formulated low-carbon strategic plans in product design, technology R&D, production and manufacturing, supply chain management and other areas, some of which have been implemented with remarkable results achieved.

Product design	Pursue the design concept of green products, increase the proportion of battery electric vehicles, and use clean fuels for the range extenders.
Technology R&D	Increase investment in power system, body materials, and vehicle-network interaction, etc.
Production and manufacturing	Strengthen energy conservation and emission reduction technology and promote the construction of digital low-carbon plants.
Supply chain management	Implement the Company's green procurement guide and strengthen the carbon footprint management of suppliers.

Li Auto's climate risk identification and countermeasures

Risk categories	Risks	Description of risks	Countermeasures
Transition risks	Policy risks	• Restrictions on carbon emissions permits in various regions may result in power cut in factories and thus a reduction in production capacity. • We may face more stringent emission standards as laws and regulations on energy saving and emission reduction are being constantly updated.	• Adjust the energy consumption plan as required to ensure compliance. • Increase the R&D investment in emission reduction technologies to further minimize environmental impacts.
	Market risks	• Price increases of traditional energy and non-renewable resources may raise production cost. • Price increases of raw materials may raise product costs. • The demand for purchasing vehicles may decrease with rising calls for low-carbon transportation.	• Increase the proportion of clean energy in the manufacturing bases. • Develop strategic procurement plans to reduce the cost and risk of raw material procurement. • Timely adjust operations based on users' needs.
	Technological risks	• The NEV technologies witness fast iteration with higher R&D spending than that in traditional vehicles. • As the demand for low-carbon production increases, traditional production facilities will produce greater environmental pollution.	• Timely adjust corporate planning and expand financial investment. • Increase R&D investment, and apply environmental technologies and processes.
Physical risks	Acute physical risks	• Intensification of extreme weather events such as typhoons, hurricanes, floods or heavy rainfall may damage our sewage disposal facilities, threaten the safety of the water environment in the Taihu Lake Basin, thus the stability of our operation.	• Set up an emergency management office and prepare climate change contingency plans. • Compile the list of the emergency supplies for flood and typhoon and prepare generators, submersible pumps, and other response supplies.
	Chronic physical risks	• Continuous hot weather and water shortages may increase the risk of heatstroke among workers and reduce productivity.	• Formulate emergency plans for hot weather, prepare equipment to prevent heatstroke, and raise the awareness of staff to prevent heatstroke. • Increase R&D investment to improve production efficiency and reduce the energy consumption ratio.

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Li Auto Inc. 2022 Environmental, Social and Governance Report

Low-carbon Operation and Green Ambition

4.1.3 Risk Management

Li Auto identifies the likelihood and impacts of the risks, and assesses and categorizes those risks by analyzing material climate risks. For risks of all kinds, we improve the control measures, formulate response schemes, and then incorporate them into the corporate risk management process. For example, we have developed corresponding emergency management measures against extreme rainfall which is classified as the acute physical risk, and built several rainwater storage ponds in our manufacturing bases to improve our flood resistance capacity; we have formulated emergency plans for frequent hot weather which is classified as the chronic physical risk and prepared equipment to prevent heatstroke.

The Carbon Neutrality Working Group of Li Auto is tasked with developing response plans for material climate-related risks, and will update risk response strategies according to materiality and technological development progress in the future.

Li Auto's heat prevention countermeasures	
· Monitor temperature and humidity in real time	· Adjust work schedule
· Establish cooling areas in each workshop	· Procure equipment to lower the temperature of the construction site
· Procure heatstroke prevention supplies and medicines	· Conduct drills of emergency response plan
· Visit employees working in the heat and send cold drinks, fruits and other supplies	

Overview of Li Auto's climate change risk management

Climate change breakdown	Countermeasures
Pollution and carbon reduction in the production process	4.2 Green production
Water resources management	4.2 Green production
Energy management	4.2 Green production
Recycling of materials	4.3 Green product
Environment-friendly processes R&D	4.3 Green product
Emergency preparations and plans	3.3 Ensuring safety and health

4.1.4 Indicators and Targets

At Li Auto, we are proactive in setting CO_2 emission reduction targets that aim to reduce carbon emissions across the value chain through efforts in product portfolios, production procedures, supply chains and logistics.

In 2022, we set targets for energy and water consumption for the manufacturing of a single vehicle, regularly track the achievement of targets on a monthly basis, and make timely adjustments for deviations from targets.

Indicator	Energy consumption per vehicle	Water consumption per vehicle
Target	0.120 tce/vehicle	4.4 tonnes/vehicle
Actual value	0.107 tce/vehicle	4.4 tonnes/vehicle
Achieved (yes or no)	Yes	Yes

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4.2 Green Production Li Auto has continually improved environmental management policies and optimized risk control in the production process to reduce pollution and waste. Li Auto is committed to building sustainable and green factories that minimize the environmental footprints of the production process. We carry out an environmental impact assessment before the construction of the manufacturing base, and actively practice environmental protection, pollution prevention, biodiversity protection and other measures to ensure that the impact on the surrounding environment can be effectively mitigated and controlled. In 2022, the construction and production in the Changzhou and Beijing manufacturing bases were fulfilled in compliance with laws and regulations as evidenced by approved Environmental Impact Reports by local authorities. In the construction phase, our manufacturing bases are constructed following management systems, such as ISO 14001, to standardize the environmental management systems. Internal and external audits and certification of relevant systems are carried out after the bases are put into operation. Green design concept features of Beijing manufacturing base Waste gas treatment Higher than national and local emissions standards. Wastewater treatment Recycling of reclaimed water, partially used for living and factory greenery. Water resources management Construction of rainwater storage tanks to reduce water consumption. Renewable energy utilization Adoption of large-scale photovoltaic power generation for production and administrative work. Li Auto’s Beijing manufacturing base adopts a more environment-friendly green design concept whilst upgrading to meet the Grade-A Enterprise requirements of China’s Performance Grading and Emission Reduction Measures for Key Industries in Heavy Pollution Weather. Beijing Manufacturing Base Li Auto’s Changzhou Manufacturing Base 61 Changzhou Manufacturing Base is located around the Taihu Lake Basin in the Yangtze River Economic Belt, sitting in a key area of ecological protection in Jiangsu Province. To protect the water environment of the Taihu Lake and the air quality of the Yangtze River Delta, Changzhou Manufacturing Base has adopted energy-saving and environmental protection processes, with wastewater Changzhou Manufacturing Base discharge and waste gas emissions far below the national standards. In 2022, Changzhou Manufacturing Base was honored as a provincial green factory by the Jiangsu Provincial Industry and Information Technology Department. Six priorities for the green construction of Changzhou Manufacturing Base Infrastructure Buildings, equipment, lighting systems Management system Environmental management systems, energy management systems Energy input Photovoltaic products, waste heat recovery of flue gas Product manufacturing Control of harmful substances and enhance the recycling rate of products Environmental emissions Low environmental pollution Energy performance Land intensification, harmless raw materials, clean production, low-carbon energy Li Auto Inc. 2022 Environmental, Social and Governance Report Low-carbon Operation and Green Ambition 4.2.1 Green Factory

4.2.2 Environmental Management System In 2022, Li Auto updated the organizational structure of environmental management to further assume primary responsibility for production and operation. All of our manufacturing bases in operation have obtained the certification of ISO 14001 - Environmental Management System and received annual internal and external audits. We strictly abide by the Environmental Protection Law of the People's Republic of China as well as other relevant laws and regulations and have formulated internal environmental management systems such as the Water Pollution Control Management Regulations, the Noise Pollution Control Management Regulations, and the Air Pollution Control Management Regulations according to ISO 14001. This aims to regulate water, gas, noise, and residues created in the production process and make every effort to minimize the environmental footprints. We have compiled the Contingency Plan for Environmental Emergencies, formulated the on-site emergency treatment plans, prepared emergency supplies, and performed routine drills. We continue to improve our ability to respond to environmental pollution incidents by comprehensively monitoring potential risks of air pollution, water pollution and hazardous waste disposal. Organizational structure of Li Auto’s environmental management system Environmental Protection Team of the Base EHS Center 4.2.3 Emissions Management Li Auto sets strict pollutant emission targets, regulates emission management processes and standards, keeps innovating green production processes, and properly handles emissions to comply with national policies and local emission standards. Waste gas Volatile Organic Compounds (VOCs). Wastewater Organic pollutants, ammonia nitrogen, and total phosphorus. Solid waste General waste: scrap metal, packaging materials, household waste, kitchen waste, among others. Hazardous waste: sludge, paint slag, solvent waste, rubber scrap, among others. In 2022, Li Auto received no administrative punishment related to environmental or ecological malpractices. Li Auto’s main emissions categories 62 Developing environmental management systems Implementing environmental management processes Ensuring normal operation of facilities Li Auto Inc. 2022 Environmental, Social and Governance Report Low-carbon Operation and Green Ambition

Reducing Solid Waste Discharge Li Auto has formulated the Waste Pollution Control Management Regulations to standardize the collection, classification, storage, and disposal of solid waste in accordance with laws and regulations such as the Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste. In 2022, we set and achieved the goal of 100% of recycling and safe disposal of solid waste. We entrusted the material recycling agencies to recycle the steel, aluminum, wood, and other wastes generated in the manufacturing process. For hazardous waste, we strictly abide by national laws and regulations to set up classification and storage warehouses for hazardous waste. By applying equipment such as the paint slag filter press, we reduce the discharge of hazardous waste. Under the principle of “harmlessness, recycling, and reduction”, we have established information management systems for waste to record waste disposal in real time. Reducing Air Pollutants Li Auto fully complies with the Law of the People’s Republic of China on the Prevention and Control of Air Pollution and strictly controls and manages waste gas produced in the production processes. To minimize air pollutants in the manufacturing process, we have adopted green processes and environmentally friendly materials, established a VOC emission management ledger, and set a target of controlling VOC emission concentration to under 15 mg/m3. With a series of above-mentioned measures, our waste gas collection rate exceeded 90% and the total VOC emissions were 10.39 tons in 2022. This outperformed local standards and requirements. Li Auto’s main measures for waste gas emissions reduction Green materials Water-based and high-solid paint are used, of which water-based paint accounts for more than 85% of the total amount of paint. Liquid Applied Sound Deadener (LASD) is applied to reduce VOC emissions. Green processes Painting workshop adopts zirconium film pretreatment process and cathodic electrophoresis coating (no phosphorus, no Class I heavy metal pollutants). B1B2 water-based intercoat-free painting process is applied to compact the process and save energy. All painting and gluing are finished by robots. High-efficiency processing facilities Waste spray of the new project is filtered by a dry paper-box spray booth, with 99% of processing efficiency. The waste gas produced during painting drying is disposed by regenerative thermal oxidizer (RTO), and the waste gas produced during the painting is processed by a rotary concentration wheel and thermal recuperative oxidizer, achieving a 98% filtration rate. 63 Li Auto Inc. 2022 Environmental, Social and Governance Report Low-carbon Operation and Green Ambition

Reducing Wastewater Discharge Li Auto monitors and controls wastewater generated in the production process through the classified and separated treatment of wastewater by complying with the Water Pollution Prevention and Control Law of the People's Republic of China. In response to the policy of nitrogen and phosphorus reduction in the Taihu Lake Basin, we focus on the emission of nitrogen and phosphorus elements and set Chemical Oxygen Demand (COD) and ammonia nitrogen emission limits to ensure that the emissions meet the standards while continuing to improve the management capacity of utilization of wastewater. In 2022, Li Auto’s Changzhou Manufacturing Base achieved the goal of zero discharge of nitrogen and phosphorus in wastewater. By managing wastewater from the source to the end, we effectively promote wastewater reduction in the manufacturing bases. For the treatment process, we adopt eco-friendly raw materials and processes while strictly following the requirements of process procedures to avoid overflow of flushing water and excessive wastewater, thus reducing environmental pollution. In 2022, the passivation process was deployed to reduce the production of lye, acid, and other pollutants in the wastewater. We have established strict treatment regulations for the generated sewage and wastewater, equipped with a complete sewage treatment system in the manufacturing bases to release harmless discharge and reuse water. The Changzhou Manufacturing Base has two wastewater treatment systems. It adopts efficient technology to treat production wastewater and domestic sewage, reduces the discharge of nitrogen and phosphorus pollutants in wastewater so that the quality of effluent is better than the standard required. Reducing Noise Pollution Li Auto prevents and controls noise generated by our production and operations and has formulated the Noise Pollution Control Management Regulations with reference to the Law of the People's Republic of China on Prevention and Control of Pollution from Environmental Noise. We strictly comply with the requirements of self-monitoring of emission permission by engaging a third party to undertake a quarterly assessment and issue a report accredited with China Metrology Accreditation (CMA) mark. Plant green belts of trees surrounding our bases. Regular maintenance of equipment to reduce the noise during the operation, and other measures such as sound insulation and sound absorption when necessary. All vehicles in the plants are prohibited from audible warnings except for debugging. Apart from complying with national standards, we also adopt the following noise control measures： Li Auto's wastewater treatment systems The No.1 wastewater treatment system Ultrafiltration membrane concentration, evaporation drying, and other processes are used for nitrogen-containing wastewater treatment from our workshops. The No.2 wastewater treatment system “Physico-chemical treatment + biochemical treatment” are used for electrophoresis wastewater and domestic sewage treatment. 64 Li Auto Inc. 2022 Environmental, Social and Governance Report Low-carbon Operation and Green Ambition

4.2.4 Resource Management Li Auto promotes the concept of resource recycling management and continually improves resource utilization efficiency to build an environmentally friendly enterprise. and consumption management in manufacturing bases. Through the following technological innovation and optimization measures, we continue to improve operational efficiency and accelerate the low-carbon transformation of the value chain. To build an energy-efficient clean energy system, we plan to launch an online intelligent energy management system and comprehensively promote the application of new energy sources such as photovoltaic power generation. Energy Management Li Auto is committed to reducing energy consumption of the manufacturing bases and the carbon emissions in the production process. We have promoted the construction of energy management systems and formulated sound management systems and procedures. In 2022, Li Autos obtained the certification of ISO 50001 - Energy Management System. We continue to build an upgraded digital management system, carry out energy consumption audit, and strengthen automatic and dynamic analysis Li Auto’s future plans for energy conservation Li Auto’s measures for energy-saving Intelligent energy management at our bases Reduce consumption and actively identify opportunities to save energy through intelligent control and smart analysis. Energy-saving improvements in our power station rooms at our bases Improve the energy frequency conversion of water-circulating, chilled and living water pumps. Photovoltaic power generation Changzhou Manufacturing Base plans to build photovoltaic rooftop systems and cover parking lots with photovoltaic equipment, with a total installed capacity of 29.5MW. Use solar-powered streetlamps at the manufacturing base. Reduce the use of ice machines at the complex station according to the temperature change. Recover the waste heat of flue gas at painting and boiler workshop. Set a condensing heat exchanger at the boiler outlet to lower the temperature of waste gas, absorb the heat energy in the flue gas, and improve the thermal efficiency of the boiler to more than 95%. Install compression heat dryers for 100% of air compressor rooms to recover the heat of the air compressor; energy-saving and high-efficiency variable-frequency air compressor is selected for automatic pressure regulation to reduce energy waste. Reduce the heat treatment in the product preparation process to reduce the energy consumption and greenhouse gas emissions. 65 Li Auto Inc. 2022 Environmental, Social and Governance Report Low-carbon Operation and Green Ambition

Li Auto attaches great importance to water conservation and reuse. We carry out water resource stress analysis and evaluation to avoid environmental problems and water shortage caused by industrial water use. For water use in the production process, water-saving tools are applied in the design and construction of our Changzhou Manufacturing Base. We proactively implement various water-saving measures in our daily operations, introduce advanced reuse technology of reclaimed water, and improve the utilization rate of water resources. We install necessary water measuring instruments in the entire water use process, record the daily water consumption in each area, summarize and report on a monthly basis to ensure timely monitoring of water consumption Water Resource Management Chemicals Management Li Auto formulated the Hazardous Chemicals Management System to regulate the procurement, transportation, storage, and use of chemicals in compliance with the Regulations on the Safety Administration of Dangerous Chemicals and the Regulation on the Administration of Precursor Chemicals, as part of efforts to strictly abide by the relevant national standards and regulations. Meanwhile, we formulated the Li Auto Inc. Permitted Chemicals List in accordance with the Catalogue of Hazardous Chemicals (2015) and carry out classification and analysis on the harmfulness, operability, and environmental impact of chemicals to reduce the harmful impact of chemicals on humanity and environment. in production and operation. The monitoring rate of secondary water meter in Changzhou Manufacturing Base is up to 98.9%, effectively reducing water waste. In 2022, Li Auto accepted the water balance test led by Changzhou Water Conservancy Bureau. The test results suggest that the freshwater consumption per vehicle of Li Auto was only 4.61 m³/vehicle, far less than the quota of 19 m³/ vehicle set by Jiangsu Province. Our excellent performance in the efficient use of water resources has been fully recognized by the regulatory authorities. In 2022, Li Auto was awarded the title of provincial water-saving enterprise by the Jiangsu Provincial People’s Government. 66 Li Auto Inc. 2022 Environmental, Social and Governance Report Low-carbon Operation and Green Ambition

4.3 Green Product 4.3.1 Green Design Li Auto upholds the green development concept, adopts low-carbon innovative technologies in the product design, material selection, and parts recycling stages, and strives to undertake resource and environmental responsibility of the entire life cycle of automobile products. Li Auto integrates green concepts in the product design and reduces vehicle energy consumption by virtue of innovative methods such as clean technology developments and lightweight designs. Li Auto reduces the carbon emissions during the driving phase through technology R&D to save energy costs for users. Our self-developed EREV Energy Consumption Control Li Auto’s low-carbon product development layout Upstream supply We cooperate with raw material companies with leading low-carbon technologies to develop and use low-carbon and recyclable materials. We prefer upstream suppliers with higher proportion of renewable energy usage to ensure uninterrupted material supply. Product manufacturing We plan to build new green manufacturing bases and upgrade the existing ones by using green energy and production methods for energy conservation and emissions reduction to ensure sustainable production. Downstream usage We systematically optimize the powertrain technologies of our products and improve the power efficiency, reducing CO2 emissions and ensuring their sustainable use. Product type Besides EREV models, we aim to launch more BEV models to meet users’ needs for low-carbon options and sustain brand loyalty. technologies utilize a five-in-one drive to effectively reduce the vehivle energy consumption, with its industry-leading endurance. In addition, we are committed to the development of battery electric vehicles (BEV). By improving the fast-charging capacity of the high-rate battery pack, we boast impressive charging performance by allowing users to recharge up to 400 km range in only 10 minutes. 67 Li Auto Inc. 2022 Environmental, Social and Governance Report Low-carbon Operation and Green Ambition

Li Auto Inc. 2022 Environmental, Social and Governance Report

Low-carbon Operation and Green Ambition

Green Battery Design

Li Auto highly values the green development of batteries. We obtain efficient green recycling energy through advanced battery technology, expecting to promote the green and low-carbon development of the industry.

Li Auto's green battery design

Improve battery performance and extend usage life: Battery failure mode analysis	• High-precision in-situ swelling detection technology of batteries • Failure mode analysis technology for materials of cathodes and anodes • Quantitative analysis of gas produced from electrolytes • Quantitative analysis of lithium precipitation
Improve battery efficiency and energy utilization: Application of battery technology	• Precise exploration of fast charging boundary of batteries • High-precision Battery Management System (BMS) • High-precision forecast and simulation of battery life • Optimal usage strategy recommendation and OTA upgrading
Environmental protection, resources recycling, carbon reduction: Cascade utilization and recycling of batteries	• Consistency assessment technology of batteries • Full life cycle value assessment system of batteries • Disassembling and precious metal recycling technology of battery • Recycling technology of key raw materials

Lightweight Design

Lightweight automobiles of all power types consume less energy. Li Auto effectively reduces the weight of the vehicle body, interior and exterior decorations, chassis, battery, electric-drive, and other systems through the comprehensive optimization of materials, processes, and structures, without undermining its performance. We apply low-density structural adhesives filled with glass bead in the car body, and PCM composite material in the battery module, which can significantly reduce the dead weight of the car body.

Li Auto's R&D and applications of lightweight design

	Innovative application		Active development
Material	• 2000MPa-grade aluminum-silicon-coated hot-formed steel replaces 1500MPa-grade steel, comprehensively reducing weight by 15%	• Continuous Fiber Reinforced Thermoplastic Composite (CFRTP) can comprehensively reduce weight by 30%	• Hot-dip galvanized DH980 replacing DP780/980 of the same part and reducing weight by 5%
	• High-strength, high-toughness 1000MPa-grade aluminum-silicon-coated hot-formed steel replaces 500MPa-grade steel, comprehensively reducing weight by 10%	• Ultra-high strength martensitic steel MS1700 can reduce the weight of parts by 10%	
	• Third generation of advanced high-strength steel QP980-EL replaces DP780, comprehensively reducing weight by 10%	• Developing Ultra-high strength aluminum profile to replace the existing 6082S material, reducing the weight of parts by 15%	
	• Third generation of advanced high-strength steel DH780 replaces DP590, comprehensively reducing weight by 8%	• High strength aluminum plate 6056 replaces 6016 structural aluminum plate, reducing the weight of parts by 10%	
Process	• All-in-one laser tailor-welded hot-stamping door ring can reduce weight by 15%	• Third generation advanced high-strength steel QP1180 can reduce weight by 10%	• Super-large aluminum alloy structural parts die casting, free from heat treatment reducing weight by 30%
	• Large aluminum alloy die-casting, free from heat treatment can comprehensively reduce weight by 20%	• Extrusion molding technology of ultra-high strength aluminum profile with complex section can reduce weight by 10%	

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Li Auto gives priority to low-carbon, sustainable and environment-friendly materials to reduce the consumption of natural resources and produce more green and eco-friendly products. 4.3.2 Green Material Hazardous Substance Control Li Auto aims to reduce and eliminate toxic and hazardous substances in our products by complying with the Requirements for Prohibited Substances in Automobiles (GB/T 30512-2014). In addition, we have interpreted and Li Auto focuses on the development and application of low-carbon materials. We have developed a low-carbon material database system to record selected green Developing Environment-friendly Materials In application Normalization of stainless steel: Adjust the alloy composition and production process of stainless steel, so that the product can obtain excellent corrosion resistance and molding performance. Spray-free materials: Effectively avoid the pollution of toxic and harmful gases, dust, and other substances in the spraying process to the environment and achieve excellent bright black surface effect without additional spraying treatment; spray-free materials can be fully recycled, which is conducive to green recycling development. Lead-free solder: Reduce the chromium content of the coating, reduce the use of heavy metals, and minimize the impact of the product on nature, soil, and environment by technical control. Water-based anti-rust paintings: Replace oil-based anti-rust paint with water-based anti-rust paint with water as solvent can avoid the volatilization of toxic and harmful substances into the atmosphere and reduce environmental pollution; water-based paint has no peculiar smell, which can effectively improve the construction environment and protect the health of construction personnel. In research Bio-based curing agent: Large-scale use of bio-based curing agent varnish to reduce the use of fossil raw materials, protect natural resources, and reduce carbon dioxide emissions. Long-effect primer-free material: Long-term glass cement and materials without primer to significantly reduce the amount of primer, relieve environmental pressure, and achieve green and sustainable development. Application and development of environment-friendly materials 69 material information and carry out material planning at the beginning of the design and development of new vehicle models. At present, we have promoted the exchange of low-carbon technology and cooperation with leading material enterprises both domestic and international, covering nearly 100 kinds of metal and non-metallic materials. internalized the more stringent regulations of the foreign automobile industry such as European Union’s 2000/53/EC, 2005/64/EC, (EC) 1907/2006, and formed our control standard (Q/LiA 5500001), as well as various development process control documents to further improve the in-car environmental safety. For parts or materials that come into direct contact with human body, we included indicators such as potential sensitizing substance, persistent organic pollutants, and bioaccumulation in the development data monitoring system to minimize the risk of hazardous substances. At present, we have included more than 20 sensitizing substances in the C-AHI five-star health indicators into the development control requirements and enable each new model to meet the five-star health standard. Li Auto Inc. 2022 Environmental, Social and Governance Report Low-carbon Operation and Green Ambition

Recycled Material Development 4.3.3 Green Recycling We give priority to the use of materials with mature recycling technology and minimize the use of non-recyclable materials to improve the recycling ratio of vehicle materials. In 2022, Li Auto actively promoted the closed-loop recycling of stamping waste from aluminum sheet in the manufacturing bases, and reduced the carbon emission from aluminum sheet material by more than 50%. Li Auto bears the responsibility as a product producer and continues to promote the development and reuse of sustainable materials to build a complete recycling system. Packaging Recycling We actively launch a string of initiatives to produce less waste while increasing the waste recovery and reuse. We practice the concept of green cycle packaging, decrease the packaging volume of single vehicle and reduce the packaging of parts in the design stage. In 2022, we further reduced the volume of single-car packaging in the design stage through the packaging optimization scheme, effectively improving the volume ratio of Li L8 and Li L9’s packaging. The single car packaging volume of Li L8 dropped from 42 m3 to 40.8 m3 and the figure of Li L9 dropped from 43 m3 to 41 m3. Furthermore, we consumed more recycled materials in products and increased the recycling rate of materials through close cooperation with packaging material suppliers and other partners. In 2022, our proportion of recycled packaging volume and recycled packaging parts increased to 99.2% and 86%, respectively. 70 Case Study: Development of biological waste materials In 2022, the Li Auto initiated R&D of biological waste and residue in an effort to replace traditional fossil materials, and used recyclable materials for interior decoration, thermal management, exterior decoration and other parts. According to our preliminary assessment, the technology can reduce the carbon emissions of products by 10% to 30% throughout their life cycle, and the utilization rate of renewable materials can reach more than 50%. These endeavors not only contributed to carbon emission reduction, but also supported better resource regeneration and recycling. Li Auto Inc. 2022 Environmental, Social and Governance Report Low-carbon Operation and Green Ambition

Li Auto Inc. 2022 Environmental, Social and Governance Report

Low-carbon Operation and Green Ambition

Power Battery Recycling

We have adopted the recycling mode of "self-built station + third-party cooperation" to build a power battery recycling system to recycle and dispose the waste batteries that need to be scrapped all over the country to maximize economic and social benefits. Currently, we are approaching and cooperating with the battery recycling institutions in East China, Central China, South China and other regions. In the future, battery recycling stations and institutions are expected to expand into more domestic regions.

Case Study: Li Auto's power battery recycling cooperation

In 2022, Li Auto partnered with companies included in the *Whitelist of New Energy Power Battery Recycling* released by the Ministry of Industry and Information Technology for research in the recycling technology of power batteries and established a power battery recycling network covering the whole life cycle from vehicle retirement, recycling, comprehensive utilization, disposal, to ensure the orderly recycling and standardized disposal of waste batteries.

Discarded Vehicles Recycling

Li Auto intensifies input in the layout of the back-end market of products, carry out research on discarded product and resource reuse, and improve the comprehensive utilization of automobile resources according to respective product characteristics. We carry out research to verify the recycling performance of the discarded parts and materials, and prepare and establish a recycling system to handle and reuse the discarded vehicles and resources in advance, to ensure that we meet the requirements of the plan for extended manufacturers' responsibilities developed by national ministries.

In accordance with the *Road Vehicles - Recyclability and Recoverability - Calculation Method* (GB/T 19515-2015), we calculate and track the recyclability rate[1] and recoverability rate[2] of L8 and L9 vehicle materials to ensure product recovery and reuse.

Recyclability and recoverability rates of Li Auto's vehicles

Models	Recyclability Rate	Recoverability Rate
Li L8	93.2%	95.5%
Li L9	93.0%	95.9%

Standard handling procedures of waste battery


Raw materials remanufacturing
Materials remanufacturing
Power battery recycling
Power battery remanufacturing
Scrap
Differentiated use
Reuse

Case Study: Recycling and development of recycled aluminum

In 2022, Li Auto cooperated with external institutions such as raw material manufacturers, parts enterprises, discarded automobile dismantling enterprises to carry out recycling and reuse development of aluminum. We have further improved the material utilization rate, reduced resource consumption and carbon emissions through R&D of the "discarded vehicles/materials - aluminum material recycling and reprocessing - recycling material application" model. According to our preliminary estimation, more than 80 kg of recycled aluminum can be applied to a single vehicle, with CO_2 emission reduction of 1,000 kg per vehicle.

[1] Recyclability rate means the percentage by mass of a new vehicle, potentially able to be reused and recycled.

[2] Recoverability rate means the percentage by mass of a new vehicle, potentially able to be reused and recovered.

71

4.3.4 Product Carbon Footprint Li Auto takes responsibility for the entire life-cycle management of a product’s carbon footprint and carries out carbon emission accounting in three stages: raw material procurement, vehicle production and product use. In 2022, we established a carbon footprint calculation methodology for our products based on ISO 14067 (Greenhouse Gases – Carbon Footprint of Products – Requirements and Guidelines for Quantification), and PAS 2050:2008 (Specification for the Assessment of the Life Cycle Greenhouse Gas Emissions of Goods and Services).Meanwhile, we conducted the life cycle carbon footprint accounting for our Li L9. The result showed that the carbon emission of Li L9 was 295.8 gCO2e/km. Compared with SUVs of the same class, Li L9 can reduce carbon emissions from the actual energy consumption by over 50%. Thanks to the identification of factors affecting carbon emissions across the life cycle of the product, we are able to propose recommendations on various aspects such as design framework, production process, energy control and recycling technology, and to launch training, exchange, and cooperation on product carbon emissions for over 60 suppliers, thus achieving the continuous reduction of the vehicle’s carbon footprint in the future. In addition, we actively participate in the innovative research of the industry alliances and engage in exploration and discussions in the automotive industry, covering the carbon accounting for the automotive industry, low-carbon technological pathways and carbon management policies. With these efforts, we aim to spur the green and sustainable development of the industry. 72 Case Study: Li Auto joins China Automobile Low-carbon Development Alliance In December 2022, Li Auto joined the China Automobile Low-carbon Development Alliance. The alliance is initiated by the China Automotive Technology & Research Center to pursue green and low-carbon operations through aspects such as exchanges in policy research, technical support, low-carbon collaboration, development, and empowerment and international cooperation. The Alliance partners with organizations such as automobile manufacturers, energy companies, scientific research institutions and universities. As a member of the Automobile Life Cycle Accounting Working Group under the China Automotive Technology & Research Center (CATARC), Li Auto actively participated in the preparation and discussion of the Technical Specification for the Life Cycle Carbon Emission Accounting of Passenger Cars and has contributed to the calculation of EREV carbon emissions. Li Auto Inc. 2022 Environmental, Social and Governance Report Low-carbon Operation and Green Ambition 72

Li Auto actively creates low-carbon offices and encourages employees to implement the green and low-carbon office concept. We have formulated and issued the Li Auto Inc. Green Office Management System (Trial) to continually detail the management of office resources and energy, so as to guide employees in saving energy at work and decrease their operational environmental impacts. In 2022, we launched the energy data board to visualize energy management and maximize energy utilization by collecting and analyzing data on the water and electricity consumption of each office. We also carry out energy saving and emission reduction of official vehicles by deploying new energy vehicles, optimizing parking routes to address road congestion as well as traffic jams, and putting up energy saving and emission reduction slogans and signs in the office areas. 4.4 Green Office During the construction of the project of the Phase II of Beijing R&D headquarters, we adopted the two-star standard of green buildings for design and equipped with photovoltaic power generation devices to achieve the sustainable design of the building. The entire life-cycle carbon emission in the construction of the project is 142,030.52 tonnes according to standards such as the Standard for Calculation of Carbon Emissions from Buildings (GB/T 51366-2019). By using renewable energy and photovoltaic power generation, the project can reduce 30,272.3 tonnes of CO2 in the 50-year service life. Green office management regulations To save electricity We encourage a culture of turning off computers and power after work, turning off lights when not needed, and using natural light where possible. To conserve energy We ensure air-conditioning systems work efficiently and control the indoor air-conditioning temperature. To conserve energy of heating system We ensure that the external windows of the building are well sealed and reduce the loss of heat from indoor heating. To conserve water We install water-saving faucets and promptly report leaks for immediate repairs. To reduce waste We encourage employees to reduce their use of disposable cups and tableware. To recycle office supplies We encourage employees to recycle all non-confidential papers. To promote paperless offices We encourage employees to work electronically as well as processing daily applications and approvals online. 73 Li Auto Inc. 2022 Environmental, Social and Governance Report Low-carbon Operation and Green Ambition

Li Auto actively builds a low-carbon logistics system and takes diversified measures to manage energy conservation and emission reduction for the transportation teams. We abide by national emission standards of motor vehicle pollutants and carry out emergency control of vehicles experiencing heavy air pollution to greatly reduce pollutants. 4.5 Green Logistics We have improved the operation and management systems, enhanced the full-load rate of transportation, and reduced the impact of long-distance transportation teams on the environment backed by the management mode of both direct and unified parts sales. While optimizing the driving routes and minimizing the energy consumption of vehicles, we are equipping transportation teams with NEVs. 74 Li Auto Inc. 2022 Environmental, Social and Governance Report Low-carbon Operation and Green Ambition

Li Auto Inc. 2022 Environmental, Social and Governance Report

Low-carbon Operation and Green Ambition

4.6 Key Environmental Indicators

Key environmental indicators	Unit	Data in 2022
Main waste gas pollutants		
VOC	tonne	10.39
Methane	tonne	1.87
Soot and dust	tonne	2.27
Main wastewater pollutants		
COD	tonne	24.07
Ammonia nitrogen	tonne	1.01
Total phosphorus	tonne	0.07
Main wastewater pollutants		
Total non-hazardous waste	**tonne**	**22,871.50**
Non-hazardous waste intensity	**tonne/ RMB10,000**	**0.0051**
Kitchen waste	tonne	639.47
Domestic waste	tonne	2,211.61
Recycled waste	tonne	20,020.42
Total hazardous waste	**tonne**	**1,414.72**
Hazardous waste intensity	**tonne/ RMB10,000**	**0.00031**
GHG emissions		
Total GHG emissions	**tCO_2e**	**104,733.87**
GHG emissions intensity	**tCO_2e/RMB10,000**	**0.023**
Total Scope 1 GHG emissions	tCO_2e	20,548.98
Total Scope 2 GHG emissions	tCO_2e	84,184.89
Production and manufacturing		
GHG emissions	tCO_2e	75,510.18
Scope 1 GHG emissions	tCO_2e	16,610.47
Scope 2 GHG emissions	tCO_2e	58,899.71
Retail stores		
GHG emissions	tCO_2e	29,223.69
Scope 1 GHG emissions	tCO_2e	3,938.50
Scope 2 GHG emissions	tCO_2e	25,285.19
Energy consumption		
Comprehensive energy consumption	**tce**	**30,292.98**
Comprehensive energy consumption intensity	**tce/RMB10,000**	**0.0067**
Purchased electricity	kWh	139,038,317.08
Purchased heat	GJ	44,466.75
Purchased natural gas	cubic meter	6,148,389.00
Diesel	liter	0.00
Gasoline	liter	3,229,965.09
Water consumption		
Total water consumption	**tonne**	**833,334.38**
Total water consumption intensity	**tonne/RMB10,000**	**0.18**
Municipal water supply	tonne	758,382.38
Recycled water	tonne	74,952.00
Material and resources consumption		
Refrigerants	kg	85.40
Packaging materials for complete vehicle manufacturing	tonne	6,660.00
Recycled packaging materials for parts and components	tonne	361,632.25

Note:

(1) The environmental data is collected from Li Auto's Changzhou Manufacturing Base, retail stores, delivery centers, after-sales maintenance centers, the headquarter in Beijing and other offices.

(2) Scope 1 greenhouse gas emissions are from stationary fuel (liquefied natural gas, diesel) consumption and fuel (gasoline) consumption from transportation vehicles. The emission factors of liquefied natural gas refer to *the Guidelines on Greenhouse Gas Emission Accounting Methods and Reporting of Enterprises in Other Industrial Sectors* issued by the National Development and Reform Commission on July 6, 2015. The emission factors of diesel and transport vehicles refer to the *How to prepare an ESG Report – Appendix 2: Reporting Guidance on Environmental KPIs* published by the Stock Exchange of Hong Kong Limited in March 2020.

(3) Scope 2 greenhouse gas emissions are from the consumption of purchased electricity. The emission factors of purchased power refer to the *Notice of the Ministry of Ecology and Environment of the People's Republic of China on the Management of Greenhouse Gas Emission Reports of Enterprises in the Power Generation Industry from 2023 to 2025* published on February 7, 2023.

(4) The disclosure scope of hazardous waste is defined in accordance with the *National Catalogue of Hazardous Waste* (2021 Edition) published by the Ministry of Ecology and Environment of the People's Republic of China.

(5) The unit conversion factors of non-renewable fuel (gasoline, diesel, liquefied natural gas) refer to the *How to Prepare an ESG Report – Appendix 2: Reporting Guidance on Environmental KPIs* published by the Stock Exchange of Hong Kong Limited in March 2020, and the *Guidelines on Greenhouse Gas Emission Accounting Methods and Reporting of Enterprises in Other Industrial Sectors* issued by the National Development and Reform Commission on July 6, 2015.

75

05 Community Contribution for a Better Society Philanthropy User Kindness Li Auto highly honors the brand mission: “Create a Mobile Home, Create Happiness” (“创造移动的家，创造幸福的家”), serving as a champion for users’ happiness and a contributor to the society with commitments to social welfare and other charitable activities. 76 Li Auto Inc. 2022 Environmental, Social and Governance Report Community Contribution for a Better Society

Li Auto Inc. 2022 Environmental, Social and Governance Report

Community Contribution for a Better Society

5.1 Philanthropy

Li Auto duly fulfills social responsibilities and participates in charitable activities such as pandemic responses, disaster relief and poverty alleviation. In the face of sudden disasters and social challenges, we support local residents with instant care and quick responses to help them weather the difficulties.

Meanwhile, we go to great lengths to promote the preferential development and modernization of agriculture and rural areas under national guiding principles, relieve the difficulties for rural low-income population, and boost rural revitalization with charitable donations.

Case Study: Li Auto fully supports earthquake relief

On September 5, 2022, a 6.8-magnitude earthquake hit Luding County, Ganzi, Sichuan Province. The hearts of people nationwide, including employees of Li Auto, went out to victims. We donated RMB5 million to Sichuan Provincial Charity Federation right after the disaster to support the emergency rescue, living assistance and post-disaster reconstruction of Luding County in Ganzi, Shimian County in Ya'an City and the surrounding disaster-affected areas.

Case Study: The pairing-up assistance project in Inner Mongolia

In 2021, Li Auto conducted pairing-up assistance projects for the rural development of Tuanjie Village, Biliutai Town, Baarin Left Banner, Inner Mongolia. On top of that, we donated RMB80,000 to our newly-added project in Dongfeng Village, Shisanaobao Town, Baarin Left Banner, Inner Mongolia in September 2022 to improve the life quality of the disabled elderly and left-behind children, promote the construction of health infrastructure, local economy and social progress, thus facilitating poverty alleviation and rural revitalization.

Li Auto's philanthropy regulations

Laws and Regulations	Internal Regulations
Welfare Donations Law of the People's Republic of China	*Donation Management Measures*
Notice of the Ministry of Finance on Financial Issues Concerning Charitable Donations of Shareholdings by Enterprises	

Li Auto's honorary certificate of donation for earthquake relief and thank-you letter



“9·5”泸定地震
捐赠荣誉证书

尊敬的 北京车和家汽车科技有限公司

一方有难，八方支援，感谢您为四川甘孜泸定县6.8级地震捐赠人民币 5000000 元的善举，帮助灾区群众共渡难关，彰显了大爱，温暖了人心。

四川省慈善联合总会将秉承公开、透明、规范的原则使用这笔爱心善款。

深荷厚意，特发此证，以彰善举。

感谢信

北京车和家汽车科技有限公司

有一种力量，使山川动容；

有一种精神，用爱心书写。

感谢贵公司（您）对“9·5”泸定地震灾区的爱心援助，您的爱心善举将为受灾同胞带去温暖和希望。你用爱，我用心！我们将秉承公开、透明、规范的原则妥善使用这笔爱心善款。

谨向贵公司（您）表示诚挚的感谢！

As a responsible enterprise, we take the initiative to learn the needs of community residents, actively provide community-based public services in various sports camps across the country, and give back to the society with our actions.

In 2022, total investment of Li Auto in public welfare and charity projects:

RMB5.68 million

77

5.2 User Kindness We create a community of Li Auto users across every corner of China to organize various public welfare activities. We encourage our users to join us in offline charitable activities, and regularly provide funds and materials to contribute to the public welfare. Case Study: Li Auto's car club in Shanxi Province In June 2022, the Li Auto Shanxi Auto Club organized 15 volunteers to carry out the “Take the Ride: driving the students to the examination sites” campaign with “one-on-one” service and hitch-and-ride. The volunteers helped ensure students to participate in the college entrance exam timely. Case Study: The owner of Li Auto vehicles supports education in Xinjiang The owner of Li ONE traveled 4,000km from Hebei to Xinjiang in 2022, bringing knowledge and hope to children in Xinjiang. During the journey, Li ONE provided driving support and basic safety guarantee. At Li Auto communities, the owner shared the fantastic experience of supporting education in Xinjiang for years, thus distributing the ideas of contributing to public welfare. 78 Li Auto Inc. 2022 Environmental, Social and Governance Report Community Contribution for a Better Society

Appendix ESG Key Performance Indicators HKEX ESG Reporting Guide Content Index GRI Content Index 79 Li Auto Inc. 2022 Environmental, Social and Governance Report Appendix

Li Auto Inc. 2022 Environmental, Social and Governance Report
Appendix

ESG Key Performance Indicators

Indicators		Unit	Data in 2022	Data in 2021
Environment				
Emissions				
Atmospheric pollutant	VOC	tonne	10.39	8.56
	Methane	tonne	1.87	2.05
	Soot and dust	tonne	2.27	1.79
Water pollutant	COD	tonne	24.07	19.72
	Ammonia nitrogen	tonne	1.01	0.86
	Total phosphorus	tonne	0.07	0.06
Non-hazardous waste	Total non-hazardous waste	tonne	22,871.50	17,131.49
	Non-hazardous waste intensity	tonne/ RMB10,000	0.0051	0.0063
	Kitchen waste discharge	tonne	639.47	320.50
	Domestic waste discharge	tonne	2,211.61	1,334.00
	Recyclable waste discharge	tonne	20,020.42	15,476.99
Hazardous waste	Total hazardous waste	tonne	1,414.72	668.35
	Hazardous waste intensity	tonne/ RMB10,000	0.00031	0.00025
GHG emissions	Total GHG emissions	tCO_2e	104,733.87	54,882.87
	GHG emission intensity	tCO_2e/ RMB10,000	0.023	0.020
	Scope 1 GHG emissions	tCO_2e	20,548.98	11,038.60
	Scope 2 GHG emissions	tCO_2e	84,184.89	43,844.27
	Total GHG emissions (Production and manufacturing)	tCO_2e	75,510.18	54,882.87

Indicators		Unit	Data in 2022	Data in 2021
GHG emissions	Scope 1 GHG emissions (Production and manufacturing)	tCO_2e	16,610.47	11,038.60
	Scope 2 GHG emissions (Production and manufacturing)	tCO_2e	58,899.71	43,844.27
	Total GHG emissions (Retail stores)	tCO_2e	29,223.69	/
	Scope 1 GHG emissions (Retail stores)	tCO_2e	3,938.50	/
	Scope 2 GHG emissions (Retail stores)	tCO_2e	25,285.19	/
Use of Resources				
Energy	Comprehensive energy consumption	tce	30,292.98	13,079.37
	Comprehensive energy consumption intensity	tce/ RMB 10,000	0.0067	0.0048
	Purchased electricity	kWh	139,038,317.08	53,251,725.00
	Purchased heat	GJ	44,466.75	/
	Purchased natural gas	cubic meter	6,148,389.00	4,068,981.00
	Diesel	liter	0.00	7,500.00
	Gasoline	liter	3,229,965.09	1,006,868.00
Water	Total water consumption	tonne	833,334.38	506,079.00
	Total water consumption intensity	tonne/ RMB 10,000	0.18	0.19
	Municipal water supply	tonne	758,382.38	464,079.00
	Recycled water	tonne	74,952.00	42,000.00
Resources	Refrigerant	kg	85.40	16.00
	Packaging materials for complete vehicle manufacturing	tonne	6,660.00	3,768.57
	Recycled packaging materials for parts and components	tonne	361,632.25	3,769.57

Indicators		Unit	Data in 2022	Data in 2021
Social				
Number of employees and breakdown				
Total number of employees		person	19,396	11,901
Total number of employees by gender	Male	person	15,860	9,622
	Female	person	3,536	2,279
Total number of employees by employment type	Full-time	person	19,396	/
	Part-time	person	0	/
	Outsourced	person	0	/
Total number of employees by age groups	29 and below	person	9,685	5,258
	30 to 39	person	9,106	6,265
	40 and above	person	605	378
Number of employees by profession category	R&D	person	4,838	3,415
	Sales and marketing	person	9,199	6,019
	General and administrative management services	person	1,041	587
	Production	person	4,318	1,880
Number of employees by job type	Blue-collar employees	person	5,372	/
	White-collar employees	person	7,051	/
	Store employees	person	6,973	/
Number of employees by educational background	Master and above	person	3,003	/
	Undergraduate	person	6,561	/
	Junior college	person	5,791	/
	Senior high school and below	person	4,041	/

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Li Auto Inc. 2022 Environmental, Social and Governance Report

Appendix

Indicators		Unit	Data in 2022	Data in 2021
Number of employees by geographical region	Chinese mainland	person	19,359	11,873
	Hong Kong SAR, Macau SAR and Taiwan	person	11	7
	Overseas	person	26	21
Percentage of employees by rank and gender	Senior management	person	19	26
	Percentage of male employees in senior management	%	94.74	88
	Percentage of female employees in senior management	%	5.26	12
	Middle management	person	142	132
	Percentage of male employees in middle management	%	86.62	85
	Percentage of female employees in middle management	%	13.38	15
	Junior management	person	160	/
	Percentage of male employees in junior management	%	90.62	/
	Percentage of male employees in junior management	%	9.38	/
	General employees	person	19,075	11,743
Number of employees by function and gender	Total number of female employees in senior management positions and revenue-generating functions	person	1	/
	Proportion of female in senior management positions in revenue-generating functions	%	5.26	/
	Total number of female employees in STEM-related positions	person	746	/
	Proportion of female employees in STEM-related positions	%	15.42	/

Indicators		Unit	Data in 2022	Data in 2021
Number of special employees	Disabled employees	person	105	77
	Ethnic minority employees	person	1,086	607
	Overseas employees	person	26	/
New employee hires		person	13,736	/
Employee turnover and rate				
Total employee turnover and rate	Total employee turnover	person	6,218	3,223
	Employee turnover rate	%	32.06	27
Employee turnover rate by gender	Male	%	31.92	28
	Female	%	32.69	22
Employee turnover rate by age	29 and below	%	38.26	36
	30 to 39	%	26.56	21
	40 and above	%	15.54	14
Employee turnover rate by job type	Blue-collar employees	%	50.22	/
	White-collar employees	%	17.39	/
	Store employees	%	32.90	/
Employee turnover rate by geographical region	Chinese mainland	%	32.07	27
	Hong Kong SAR, Macau SAR and Taiwan	%	54.55	43
	Overseas	%	11.54	19
Employee turnover rate by rank	Senior management	%	10.53	/
	Middle management	%	15.49	/
	Junior management	%	7.50	/
	General employees	%	32.41	/

Indicators		Unit	Data in 2022	Data in 2021
Employees' development and training				
Total number of employees trained		person	398,701	37,245
Percentage of employees trained by gender	Male	%	98.60	94
	Female	%	98.58	97
Percentage of employees trained by rank	Directors	%	100	/
	Senior management	%	86.96	100
	Middle management	%	99.66	99
	Junior management	%	97.92	/
	General employees	%	99.00	94
Total training hours by gender	Male	hour	508,476	176,808
	Female	hour	102,143	42,075
Average training hours by gender	Male	hour	32.06	18
	Female	hour	28.89	18
Total training hours by rank	Senior management	hour	435	1,138
	Middle management	hour	4,246	5,769
	Junior management	hour	6,160	/
	General employees	hour	599,777	211,976
Average training hours by rank	Senior management	hour	22.90	44
	Middle management	hour	29.90	44
	Junior management	hour	38.50	/
	General employees	hour	31.44	18

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Li Auto Inc. 2022 Environmental, Social and Governance Report
Appendix

Indicators		Unit	Data in 2022	Data in 2021
Occupational health and safety				
Loss due to work-related injuries	Fatalities due to production accidents	person	0	0
	Employee work-related injury rate	%	0.07	0.07
	Work-related injury accidents	Number	14	8
	Lost days due to work injuries	Day	106.5	71.3
	Injury rate per million man-hours	%	36.09	/
Health checkup	Employee health checkup coverage rate	%	100	100
Safety training	Annual safety training sessions	session	216	132
	Annual number of employee trained on safety	people	122,614	/
Safety inspection	Safety inspections	number	341	296
	Safety hazard inspections	number	11,947	1,351
Annual production safety accident		Number	4	0
Supply chain management				
Total number of suppliers		/	363	191
Total number of suppliers by geographical region	North China	/	35	22
	Central China	/	21	11
	South China	/	26	12
	East China	/	264	138
	Northeast China	/	14	8
	Northwest China	/	0	0
	Hong Kong SAR, Macau SAR and Taiwan	/	0	0
	Overseas	/	3	0

Indicators		Unit	Data in 2022	Data in 2021
Supplier access	Percentage of first-tier suppliers certified to IATF 16949	%	100	100
	Percentage of suppliers signed integrity agreements and relevant clauses	%	100	100
Product quality and safety				
Quality and safety training	Training on quality and safety	person	27,546	/
	Training on quality and safety	session	/	744
	Quality and safety training for all employees	hour	28,000	2,976
Product R&D				
Total R&D expenditures		RMB billion	6.78	3.29
Patent	Cumulative number of issued patents	/	2,061	1,171
Trade mark	Cumulative number of trademarks registered	/	655	494(in China)
Copyright	Cumulative number of registered copyrights for software	/	54	51
Training on the protection of intellectual property rights	Total sessions	session	28	11
	Total hours	hour	30	22
Information security management				
Total sessions of information security training		session	19	48
Total number of data breach incidents		number	0	0
Product and customer services				
After-sales service training	Total sessions of after-sales service training	session	109	37
	Total hour of after-sales service training	hour	146,264	/

Indicators		Unit	Data in 2022	Data in 2021
After-sales service training	Pre-job training rate of new hires	%	100	100
Satisfaction survey	Satisfied customers	%	99.83	99.2
User complaint	Total complaints	/	2,676	1,989
	Handling rate of user complaints	%	100	100
	Resolved rate of user complaints	%	100	98.8
Philanthropy				
Charitable contributions	Total amount	RMB million	5.68	11.06
Governance				
Anti-corruption				
Integrity training	Employee integrity training	session	17	4
	Total employee integrity training	hour	7,994	12,450
	Coverage of employee integrity training	%	100	100
	Integrity training for management	session	1	1
	Total integrity training for management	hour	20	172.5
	Director integrity training	session	1	1
	Total director integrity training	hour	20	12
Corruption cases concluded		number	0	0

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Appendix

HKEX ESG Reporting Guide Content Index

Environmental, Social and Governance Indicators			Page
Environment	A1 Emissions	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	P62-64
		A1.1 The types of emissions and respective emissions data.	P75
		A1.2 Total greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P75
		A1.3 Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P75
		A1.4 Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P75
		A1.5 Description of measures to mitigate emissions and results achieved.	P62-64
		A1.6 Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results achieved.	P63-64
	A2 Use of Resources	General Disclosure Policies on the efficient use of resources, including energy, water and other raw materials.	P65-66
		A2.1 Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in' 000s) and intensity (e.g. per unit of production volume, per facility).	P75
		A2.2 Total water consumption and intensity (e.g. per unit of production volume, per facility).	P75
		A2.3 Description of energy use efficiency initiatives and results achieved.	P60& P65-66
		A2.4 Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved.	P66
Environment	A2 Use of Resources	A2.5 Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	P75
	A3 The Environment and Natural Resources	General Disclosure Policies on minimising the issuer' s significant impacts on the environment and natural resources.	P62
		A3.1 Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	P62-72
	A4 Climate Change	General Disclosure Policies on identification and mitigation of significant climaterelated issues which have impacted, and those which may impact, the issuer.	P58-60
		A4.1 Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	P59-60
Social	B1 Employment	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	P44-47
		B1.1 Total workforce by gender, employment type, age group and geographical region.	P45
		B1.2 Employee turnover rate by gender, age group and geographical region.	P45
	B2 Health and Safety	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	P53-56
		B2.1 Number and rate of work-related fatalities	P55
Social	B2 Health and Safety	B2.2 Lost days due to work injury.	P55
		B2.3 Description of occupational health and safety measures adopted, how they are implemented and monitored.	P53-56
	B3 Development and Training	General Disclosure Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	P49-51
		B3.1 The percentage of employees trained by gender and employee category (e.g., senior management, middle management).	P50
		B3.2 The average training hours completed per employee by gender and employee category.	P50
	B4 Labour Standards	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.	P44
		B4.1 Description of measures to review employment practices to avoid child and forced labour.	P44
		B4.2 Description of steps taken to eliminate such practices when discovered.	P44
	B5 Supply Chain Management	General Disclosure Policies on managing environmental and social risks of the supply chain.	P34-36
		B5.1 Number of suppliers by geographical region.	P34
		B5.2 Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	P34
		B5.3 Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	P34-36

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Environmental, Social and Governance Indicators			Page
Social	B5 Supply Chain Management	B5.4 Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	P34-36
	B6 Product Responsibility	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	P17-19& P21-24& P38-40
		B6.1 Percentage of total products sold or shipped subject to recalls for safety and health reasons.	P24
		B6.2 Number of products and service-related complaints received and how they are dealt with.	P40
		B6.3 Description of practices relating to observing and protecting intellectual property rights.	P33
		B6.4 Description of quality assurance process and recall procedures.	P21-24
		B6.5 Description of consumer data protection and privacy policies, and how they are implemented and monitored.	P17-19
	B7 Anti-corruption	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	P15
		B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	P16
		B7.2 Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	P16

Environmental, Social and Governance Indicators			Page
Social	B7 Anti-corruption	B7.3 Description of anti-corruption training provided to directors and staff.	P16
	B8 Community Investment	General Disclosure Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	P77
		B8.1 Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	P77-78
		B8.2 Resources contributed (e.g. money or time) to the focus area.	P77

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Appendix

GRI Content Index

Statement of use	Li Auto has reported in accordance with the GRI Standards for the period [January 1, 2022 to December 31, 2022].	
GRI 1 used	GRI 1: Foundation 2021	

GRI Standard	Disclosure	Location
GRI 2: General Disclosures 2021	2-1 Organizational details	P4-5
	2-2 Entities included in the organization's sustainability reporting	P2
	2-3 Entities included in the organization's sustainability reporting	P2
	2-4 Restatements of information	P2
	2-6 Activities, value chain and other business relationships	P4-5
	2-7 Employees	P43-56
	2-8 Workers who are not employees	P43-56
	2-9 Governance structure and composition	P9
	2-10 Governance structure and composition	P9
	2-11 Chair of the highest governance body	P9
	2-12 Role of the highest governance body in overseeing the management of impacts	P9
	2-13 Delegation of responsibility for managing impacts	P9
	2-14 Role of the highest governance body in sustainability reporting	P11
	2-15 Conflicts of interest	P15
	2-16 Communication of critical concerns	P13
	2-17 Collective knowledge of the highest governance body	P9
GRI 2: General Disclosures 2021	2-18 Evaluation of the performance of the highest governance body	P9
	2-19 Remuneration policies	P48
	2-20 Process to determine remuneration	P48
	2-22 Statement on sustainable development strategy	P12
	2-27 Compliance with laws and regulations	P9
	2-29 Approach to stakeholder engagement	P13
GRI 3: Material Topics 2021	3-1 Process to determine material topics	P14
	3-2 List of material topics	P14
	3-3 Management of material topics	P14
GRI 201: Economic Performance	201-2 Financial implications and other risks and opportunities due to climate change	P59
	201-3Defined benefit plan obligations and other retirement plans	P48
GRI 204: Procurement Practices	204-1 Proportion of spending on local suppliers	P34
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	P15-16
	205-2 Communication and training about anti-corruption policies and procedures	P15-16
	205-3 Confirmed incidents of corruption and actions taken	P15
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	P15
GRI 301: Materials 2016	301-1 Materials used by weight or volume	P70
	301-2 Recycled input materials used	P70
	301-3 Recycled input materials used	P70
GRI 302: Energy 2016	302-1 Energy consumption within the organization	P75
	302-2 Energy consumption outside of the organization	P75
	302-3 Energy intensity	P75
	302-4 Reduction of energy consumption	P65
	302-5 Reductions in energy requirements of products and services	P65
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	P66
	303-2 Management of water discharge-related impacts	P66
	303-3 Water withdrawal	P66
	303-4 Water discharge	P66
	303-5 Water consumption	P66
GRI 304: Biodiversity 2016	304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	P61

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Appendix

GRI Standard	Disclosure	Location
GRI 304: Biodiversity 2016	304-2 Significant impacts of activities, products and services on biodiversity	P61
	304-3 Habitats protected or restored	P61
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	P75
	305-2 Energy indirect (Scope 2) GHG emissions	P75
	305-3 Other indirect (Scope 3) GHG emissions	P75
	305-4 GHG emissions intensity	P75
	305-5 Reduction of GHG emissions	P75
	305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	P75
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	P63
	306-2 Management of significant waste-related impacts	P63
	306-3 Waste generated	P63
	306-4 Waste diverted from disposal	P63
	306-5 Waste directed to disposal	P63
GRI 308: Supplier Environmental Assessment 2016	308-1 New suppliers that were screened using environmental criteria	P35
	308-2 Negative environmental impacts in the supply chain and actions taken	P35
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	P45

GRI Standard	Disclosure	Location
GRI 401: Employment 2016	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	P48
	401-3 Parental leave	P48
GRI 403: Occupational Health and Safety 2018	403-1 Occupational health and safety management system	P53
	403-2 Hazard identification, risk assessment, and incident investigation	P54
	403-3 Occupational health services	P56
	403-4 Worker participation, consultation, and communication on occupational health and safety	P56
	403-5 Worker training on occupational health and safety	P56
	403-6 Promotion of worker health	P56
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	P56
	403-8 Workers covered by an occupational health and safety management system	P56
	403-9 Work-related injuries	P55
	403-10 Work-related ill health	P56
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	P50

GRI Standard	Disclosure	Location
GRI 404: Training and Education 2016	404-2 Programs for upgrading employee skills and transition assistance programs	P49-51
	404-3 Percentage of employees receiving regular performance and career development reviews	P50
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	P44-46
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	P46
GRI 408: Child Labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	P44
GRI 409: Forced or Compulsory Labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	P44
GRI 414: Supplier Social Assessment 2016	414-1 New suppliers that were screened using social criteria	P35
	414-2 Negative social impacts in the supply chain and actions taken	P35
GRI 416: Customer Health and Safety 2016	416-1 Assessment of the health and safety impacts of product and service categories	P21-28
	416-2 Incidents of non-compliance concerning the health and safety impacts of products and services	P24
GRI 418: Customer Privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	P19

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Li Auto Inc. 2022 Environmental, Social and Governance Report Create a Mobile Home, Create Happiness.